                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-70887

                                 450,000 Shares

                             Creditrust Corporation

                                  Common Stock

                                  -----------

  The selling stockholders identified in this prospectus are offering all the common stock sold in the offering. Their common stock is issuable upon conversion of warrants issued in a private placement before our initial public offering in August 1998. On April 9, 1998, Creditrust issued units consisting of $100,000 principal amount of senior subordinated notes and warrants to purchase common stock. We retired our senior subordinated notes with a portion of the proceeds of the initial public offering in August 1998. We will not receive any proceeds from the sale of shares by the selling stockholders, but will receive proceeds equal to the exercise price of the warrants when they are exercised. None of our officers or directors are selling stockholders.

  The common stock is listed on the Nasdaq National Market under the symbol "CRDT." On January 27, 1999 the closing price of one share of our common stock was $ 26.13.

                                  -----------

  Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 4.

                                  -----------

  Neither the Securities and Exchange Commission nor any state securities commission approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.



                 The date of this Prospectus is January 29, 1999

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   1
Risk Factors.............................................................   4
Recent Developments......................................................   8
Use of Proceeds..........................................................   8
Price Range of Common Stock..............................................   9
Dividend Policy..........................................................   9
Capitalization...........................................................  10
Selected Financial Data..................................................  11
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  12
Business.................................................................  26
Management...............................................................  39
Certain Transactions.....................................................  45
Selling Stockholders.....................................................  46
Description of Capital Stock.............................................  48
Plan of Distribution.....................................................  50
Shares Eligible for Future Sale..........................................  52
Legal Matters............................................................  52
Experts..................................................................  52
Index to Financial Statements............................................ F-1

                               PROSPECTUS SUMMARY

  You should read the following summary together with the more detailed information and financial statements and the related notes appearing elsewhere in this prospectus.

  This summary highlights information contained elsewhere in this prospectus. It is not complete and may not contain all of the information that you should consider before investing in the common stock. You should read the entire prospectus carefully, including the "Risk Factors" section and the financial statements and the related notes.

                                  The Company

   Overview. Creditrust Corporation is a leading information-based purchaser, collector and manager of defaulted consumer receivables. Defaulted consumer receivables are the unpaid debts of individuals to credit grantors, including banks, finance companies, retail merchants and other service providers. We seek to use our proprietary pricing models and software systems as well as extensive information databases to generate high rates of return on purchased receivables. Most of our receivables are VISA(R) and MasterCard(R) credit card accounts that the issuing banks have charged off their books for non-payment. By purchasing receivables, we allow credit grantors to make a recovery on these charged-off accounts. Since Creditrust's founding in 1991 through December 31, 1998, we have invested $69.0 million to purchase receivables at a significant discount. At December 31, 1998, we managed over 1.3 million accounts with a charged-off amount of over $2.5 billion. We had over 640 employees at December 31, 1998 and currently operate two facilities which can accommodate over 900 employees.

   We believe that the amount of consumer credit card charge-offs has grown and will continue to grow at a very rapid rate. According to the Nilson Report, gross credit card charge-offs were $9.1 billion in 1990 and increased to $36.3 billion in 1997. We also believe that the number of credit grantors selling their charged-off receivables has grown and will continue to grow.

   We believe we resolve receivables more efficiently than our competitors, credit grantors and third-party collection agencies. We can tailor repayment plans to help obligors, whom we refer to as customers, repay their obligations as part of a monthly budget. We use a customer-focused approach which emphasizes treating customers with dignity and respect. Many of our customers have recently experienced some life-altering event, such as divorce, job loss or major illness and are currently trying to recover financially from their setback. By using a friendly approach and providing, when necessary, flexible repayment plans, we help customers resolve their credit problems. Our customer-focused approach not only aids our customers but also enables us to realize a greater return on our receivables. Our experience is that customers are generally more willing to repay their debts when treated respectfully.

   Technology. We use technology to enhance the return on our receivables. When we purchase receivables, we use our Portfolio Analysis Tool (PAT), a proprietary portfolio analysis software system. PAT uses historical information we maintain about all receivables we have managed in the past to help to forecast future recoveries on receivables and to enable us to determine the appropriate price to pay for a portfolio of receivables. When we collect on and manage purchased receivables, we use Mozart, our proprietary revenue and workflow management software. Mozart assists us in locating customers, determining the appropriate repayment plans for our customers and monitoring repayment by our customers. These systems allow us to:

  .  buy portfolios on more favorable terms;

  .  collect the portfolios efficiently; and

  . identify trends in defaulted consumer portfolios earlier than our competitors who lack our information advantage.

   Business Strategy. Our business goal is to be the most efficient purchaser, collector and manager of defaulted consumer receivables within our targeted markets. We seek to attain this goal by emphasizing customer-focused services, investing in information technology and maintaining an information advantage over our competitors. The key elements of our business strategy are:

  . enhance our knowledge about our customer base by continuously expanding our information databases;

  .  emphasize our flexible, customer-focused collection process;

  . maintain strong relationships with credit grantors so that we can continue to purchase defaulted receivables on advantageous terms;

  . continue to train our employees to act as financial counselors in the collections process;

  . service substantially larger volumes of receivables without proportionally increasing our servicing costs; and

  . selectively develop new products and services for our expanding customer base.

   Funding Sources. We have funded our receivables purchases and the expansion of our business through a combination of bank and other warehouse funding, public and private equity funding and asset-backed securitizations. We raised net proceeds of $27.3 million in our initial public offering in July 1998. We currently have a total of $50.0 million in revolving warehouse facilities from two lenders, and we completed $42.0 million in two asset-backed securitizations in June and December 1998.

   We were incorporated in Maryland in 1991 and our main offices are located at 7000 Security Boulevard, Baltimore, Maryland 21244, (410) 594-7000.

                                  The Offering


 Common stock offered by the selling stockholders.. 450,000 shares. See "Plan of Distribution."
 Use of Proceeds................................... We will not receive any proceeds from the sale of
                                                    the Shares but will receive
                                                    a total of $5.6 million if
                                                    all of the warrants are
                                                    exercised, if ever.
 Nasdaq National Market Symbol..................... CRDT

                             Summary Financial Data
                   (dollars in thousands, except share data)

                                            As of and for                           Nine Months Ended
                                     the Year Ended December 31,                      September 30,
                          ------------------------------------------------------  ----------------------
                            1993       1994       1995       1996        1997        1997        1998
                          ---------  ---------  ---------  ---------  ----------  ----------  ----------
Statement of Earnings
 Data:
Revenue.................    $ 2,182   $  3,639   $  4,560   $  5,521  $    9,826  $    6,453  $   16,121
Total Expenses from
 Operations.............      1,681      2,984      3,114      4,518       8,782       5,728      10,645
Earnings Before
 Extraordinary Loss.....        110        265        734        474         456         252       3,340
Extraordinary Loss......        --         --         --         --          --          --         (567)
Net Earnings............        110        265        734        474         456         252       2,773
Earnings per Common
 Share Basic and
 Diluted................    $   .02   $    .04   $    .12   $    .08  $      .08  $      .04  $      .43
Weighted Average Number
 of Shares Outstanding
 Basic and Diluted......  6,000,000  6,000,000  6,000,000  6,000,000   6,000,000   6,000,000   6,444,444
Other Data:
Weighted Average
 Investment in Finance
 Receivables(1).........    $ 1,152   $  1,470   $  1,731   $  3,198  $    5,842  $    6,110  $    8,349
Collections on Managed
 Receivables(2).........      2,385      3,971      4,914      6,252      12,420       8,311      12,944
EBITDA(3)...............        514        726      1,538      1,162       1,268         858       5,738
Collections Applied to
 Principal (Accretion)
 on Finance
 Receivables............        227        328        670        832       2,111       1,742        (641)
Cash Flows provided by
 (used in):
 Operating Activities...        (83)       191        982      1,207       1,237       1,441      (1,232)
 Investing Activities...       (428)      (738)      (585)    (4,188)      1,431       1,168     (14,712)
 Financing Activities...        623      1,015       (138)     2,909      (2,374)     (1,950)     25,049
Charged-off Balance of
 Managed Receivables (at
 end of period)(2)......    $71,252   $119,256   $175,512   $434,563  $1,104,647  $1,099,745  $1,937,195
Number of Managed
 Accounts...............     27,366     55,524     84,528    213,899     580,353     577,941     890,671
Number of Employees.....         44         44         61        125         245         246         443

                                                   As of September 30, 1998
                                                   -----------------------------
                                                    Actual      As adjusted(4)
                                                   ------------ ----------------
Balance Sheet Data:
Cash and Cash Equivalents......................... $      9,875    $     15,389
Total Debt........................................          --              --
Total Stockholders' Equity........................       32,240          37,754

--------
(1) This represents only receivables owned by us. This does not include receivables owned by other parties but serviced by us, including receivables that are included in our securitizations.

(2) Managed receivables includes receivables that we own and receivables that we service but do not own, including receivables included in our securitizations.

(3) EBITDA is defined as earnings before interest, taxes, depreciation and amortization. EBITDA is presented because we rely on this indicator in the management of our business as a key measure of our ability to derive cash from our investing and financing activities and because it provides useful information regarding our ability to service existing debt, incur additional debt and fund the purchase of additional receivables or meet other capital requirements. For instance, an increase in EBITDA would generally indicate to us that increases in income on finance receivables and servicing fees represent increased capacity to fund purchases of additional portfolios without reliance on external funding sources. Conversely, a reduction in the indicator would mean that there was less internally generated cash available for new portfolio investments. Additionally, the manner in which we compute EBITDA may not be the same way in which other companies compute similarly described data. Therefore, this data may not be comparable to similarly titled measures of other companies.

(4) Gives effect to the issuance of 450,000 shares of common stock and the application of the net proceeds from the exercise of the warrants. As of December 31, 1998, there are outstanding exercisable employee stock options, most of which are not currently exercisable, to purchase an aggregate of 312,500 shares of common stock at a weighted average exercise price of $15.65 per share.

                                  RISK FACTORS

   Before you invest in the common stock, you should be aware of various risks associated with an investment in our common stock, including those described below. You should consider carefully these risk factors together with all of the other information included in this prospectus before you decide to purchase the common stock.

   This prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The outcome of the events described in these forward-looking statements is subject to risks and the actual outcome could differ materially. The sections entitled "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" as well as those discussed elsewhere in this prospectus contain a discussion of some of the factors that could contribute to these differences.

Receivables May Not Be Collectible

   We purchase, collect and manage previously defaulted consumer receivables generated by consumer credit card and other consumer credit transactions. These are obligations that the individual consumer has failed to pay when due. We purchase the receivables from credit grantors, including banks, finance companies, retail merchants and other service providers. Substantially all of the receivables consist of account balances that the credit grantor has deemed uncollectible and has charged off from its books. Before we purchase the receivables, the credit grantors generally make numerous attempts to collect on the defaulted accounts. Credit grantors typically use their in-house collection departments, as well as third-party collection agencies to attempt to collect on the overdue payments. We purchase the receivables at a significant discount to the amount the customer owes. We believe we can successfully obtain recoveries on the receivables in amounts in excess of the amount we pay for the receivables. Despite this belief, actual recoveries on the receivables may vary as the result of a variety of factors within and beyond our control and may be less than the amount we expect to recover. We cannot assure the timing or amounts to be collected on our receivables.

We May Not Be Able to Maintain Our Growth Rate

   We expanded rapidly during the last two years, placing great demands on our management, administrative, operational and financial resources. As of December 31, 1998, we managed over 1.3 million customer accounts, up from 580,000 customer accounts at December 31, 1997. We are trying to continue our rapid growth, which will place additional demands on our resources. Future growth will depend on numerous factors including our ability to:

   .  develop and expand relationships with credit grantors;

   .  recruit, train and retain a sufficient number of qualified employees;

   .  obtain additional financing to purchase additional receivables;

   .  maintain quality service to our customers and credit grantors; and

   . enhance and maintain our information technology, operational and financial systems.

   We may not be able to manage our expanding operations effectively, maintain our historical collection rates, growth or profitability. Our failure to do any of these things would have a material adverse effect on our business, profitability and financial condition.

Labor Shortages Could Diminish Our Growth and Profitability

   Our industry is very labor intensive and generally experiences high rates of personnel turnover. We experienced an approximate personnel turnover rate of 15% for 1995, 12% for 1996, 15% for 1997, and 15% for 1998. We calculate this annual personnel turnover rate by dividing the number of employees who left the company during a particular month by the number of employees who were employed at the beginning of the month, averaged over 12 months.

   Because of our growth plans and our personnel turnover, our business requires recruiting and training significant numbers of qualified personnel. A higher turnover rate among our employees would increase our recruiting and training costs and could adversely impact our business. If we are unable to recruit and retain enough employees, we will be forced to limit our growth or possibly curtail operations. If companies in our business and similar industries, such as the collection agency business and the teleservices and telemarketing industries, increase their efforts to recruit available qualified employees, or if new companies recruit in our labor market, our business and profitability could be adversely affected. These adverse effects could include reducing our ability to hire, train and retain qualified employees or increasing our employee costs.

We Depend on Financing to Purchase Receivables

   Our continued success depends on our ability to raise new capital to help us purchase new receivables. On September 29, 1998, we entered into a warehouse facility which provided $30 million to finance the purchase of additional receivables. In addition, on October 28, 1998, we entered into a $20 million line of credit facility which we use to finance additional purchases of receivables. We have also funded our operations through equity offerings and securitizations. If we cannot complete other financing transactions in the future, our future growth and profitability will be materially adversely affected. Our ability to finance further purchases of receivables depends on our continued success in predicting collectibility and cash flows on the pools of receivables we manage. We cannot guarantee that our operating performance will attract further financing. Prevailing interest rates may also affect the cost of future financings, the value of future receivables and our profit margins on receivables. In recent months, the market for securitizations of many asset classes, including defaulted consumer receivables, has been very volatile. We cannot be certain that we will be able to complete future securitization transactions or that the terms of any future securitization will be beneficial to us.

Securitizations Expose Us to Various Risks

   In June 1998, we completed a securitization of $412 million of charged-off amount of receivables we owned and $692 million of charged-off amount of receivables owned by a third party and serviced by us. We completed a second securitization of $956 million of charged-off amount of receivables we owned in December 1998. The securitizations resulted in recognition of $17.0 million of gain on sale included in our statement of earnings, which represented a significant portion of our total revenues for 1998. We also recorded as assets residual investments in the securitizations. We receive servicing income with respect to the securitizations, but in an amount considerably less than the income on finance receivables we would have received had we not securitized these receivables. We could also be required to record a charge to earnings through our statement of earnings if we determined that the value of our residual investment in securitization had permanently declined to an amount less than the amount carried on our balance sheet. As a result, our quarterly results will be materially affected by the timing of securitization transactions and could be materially adversely affected by any possible future write-down associated with securitizations. This also may make quarter-to-quarter comparisons difficult to interpret.

   We could lose the right to service the receivables included in securitizations for a variety of reasons. These reasons include defaults in servicing obligations, breaches of representations and warranties related to a securitization, bankruptcy or other insolvency of Creditrust, and other matters. The loss of the right to service the receivables included in the securitizations would have a material adverse effect on us.

Fluctuations in Quarterly Operating Results May Have a Negative Impact on Our Stock Price

   Our quarterly operating results may fluctuate based upon, among other factors, the timing and amount of our collections on receivables, revenues from the securitizations of our receivables or any charge to earnings resulting from a decline in the value of our residual interest in a securitization. Fluctuations in quarterly operating results may adversely affect the market price of our common stock.

We Use Estimates in Our Accounting

   If the value of the portfolios of receivables we purchase turns out to be less than we estimated, our operating results may be adversely affected. We recognize revenue based on estimates of future collections on the pools of receivables we manage. Although our estimates are based on statistical analysis, the actual amount collected by us on these pools may not correlate to our historical statistical experience. If collections on these pools are less than estimated, we may be required to take a charge to earnings in an amount that could materially adversely affect our earnings.

   Unanticipated future events, including further refinements to our cash flow models, may result in changes in estimates in future periods. We adjust our models with a view toward refining the predictability of both the amount and timing of collections. For the years ended December 31, 1995 and 1996, we relied largely on the average past performance of our entire portfolio. After extensive statistical analysis of static pool performance data during the year ended December 31, 1997, we implemented a further refinement in our cash flow models. The refinement included static pool-specific estimates and had the effect of reducing total future projected cash flows on a portfolio-wide basis. The total effect on the individual static pools of this change in estimates was to decrease net earnings for the year ended December 31, 1997 by approximately $700,000 after taxes from the amount which would have been computed prior to this change. While we believe that our cash flow models will continue to provide accurate forecasts of future collections, changes in collection patterns within our portfolios, which may result from a variety of factors beyond our control, including changes in general economic conditions and changes in consumer attitudes toward repayment of defaulted obligations, may make our previous estimates inaccurate or alter the way we make future estimates.

Possible Shortage of Receivables for Purchase

   Our success depends on the continued availability of receivables that meet our requirements. The availability of portfolios of receivables for purchase at favorable prices depends on a number of factors outside of our control, including the continuation of the current growth trend in consumer debt and competitive factors affecting potential purchasers and sellers of portfolios of receivables. Any slowing of the consumer debt growth trend could result in less credit being extended by credit grantors. Consequently, fewer receivables could be available at prices that we find attractive. If new competitors enter our business, our access to additional receivables may become limited. In addition, if our competitors raise the prices they are willing to pay for portfolios of receivables above those we wish to pay, we may be unable to buy receivables at prices consistent with our historic return targets.

We Depend on Management and Key Personnel

   We believe that our success depends on the performance and continued services of senior management. We do not have an employment agreement with Joseph K. Rensin, Chairman and Chief Executive Officer, but do maintain "key man" life insurance coverage in the amount of $4.0 million on Mr. Rensin. We have employment agreements with each of our other executive officers. The loss of the services of Mr. Rensin or other members of the senior management team could have an adverse effect on our operations and financial results.

Control by Principal Stockholder

   Joseph K. Rensin owns 65.0% of the common stock. If all the shares of common stock offered by this prospectus are sold, Mr. Rensin will beneficially own approximately 61.5% of the outstanding common stock. Mr. Rensin will be able to control effectively most matters requiring approval by our stockholders, including the election of directors, the approval of charter amendments, and the approval of major transactions for which stockholders have approval rights.

Competition

   Our business is highly competitive, and we expect that competition from new and existing competitors will intensify. We compete with other purchasers of defaulted consumer receivables and with third-party collection agencies. Our ability to obtain new customers is also affected by the financial services companies that choose to manage their own defaulted consumer receivables. Some of these companies may have substantially greater personnel and financial resources. We seek to compete with these companies on the basis of our superior information technology capabilities, which we believe enable us to purchase, collect and manage receivables more effectively than our competitors. Following allegations of fraud, our competitor Commercial Financial Services, Inc. recently filed for protection from its creditors under the federal bankruptcy laws. We are unable to assess the potential long-term effect of this development on our industry or the markets for purchasing and financing defaulted consumer receivables.

Government Regulation May Limit Our Collection Activities

   Certain of our operations are governed by consumer protection laws and regulations. Federal and state consumer protection and related laws and regulations govern the relationship of a customer and a creditor. Significant laws include the Fair Debt Collection Practices Act, the Federal Truth-In-Lending Act, the Fair Credit Billing Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act and the Electronic Funds Transfer Act (and various federal regulations which relate to these acts), as well as comparable statutes in the states where customers reside or where credit grantors are located. Certain of these laws may apply to our collection activities. If credit grantors who sell receivables to us fail to comply with these laws, our ability to collect on those receivables could be limited regardless of any act or omission on our part. Although we frequently receive indemnities from credit grantors against violations of law, these indemnities may not be adequate to protect us from losses on the receivables or liabilities to customers. Our failure to comply with these laws may also limit our ability to collect on the receivables.

   Additional consumer protection laws may be enacted that could impose requirements on the enforcement of, and collection on receivables. Any new laws or rulings that may be adopted may adversely affect our ability to collect on the receivables. In addition, our failure to comply with those laws applicable to us could adversely affect our ability to enforce the receivables.

Certain Anti-takeover Provisions May Inhibit Changes of Control

   Certain provisions of our charter and bylaws and Maryland law could make it more difficult for a third party to acquire us, even if such a change in control would be beneficial to stockholders.

Shares Eligible for Future Sale

   If one or more of our stockholders sell substantial amounts of our common stock (including shares issued upon the exercise of warrants or options) in the public market, the market price of our common stock could drop. Such sales could make it difficult for us to raise funds through future offerings of common stock.

   As of December 31, 1998, there were 7,984,480 shares of common stock outstanding. If all of the warrants are exercised, there will be 8,434,480 shares of common stock outstanding. Of these shares, 2,808,711 shares sold in the initial public offering are freely tradeable without restriction, except for any shares purchased by an "affiliate." In addition, the 450,000 shares of common stock offered by this prospectus will be freely tradeable without restriction when the registration statement registering these shares becomes effective. Mr. Rensin has owned 5,191,289 shares of common stock for more than two years and these shares have not been registered under the Securities Act of 1933, as amended. These shares may be sold under Rule 144 of the Securities Act, including the volume limitations.

   A warrant holder that purchased 54,000 warrants has agreed, subject to certain exceptions, not to sell or otherwise dispose, directly or indirectly, of any shares of common stock until April 1999.

                              RECENT DEVELOPMENTS

   In December 1998, we completed our second securitization of receivables. We may pursue similar transactions in the future. We transferred receivables owned by us with a charged-off amount of $956 million and a carrying value of $28.6 million at the time of sale to a new finance subsidiary we formed in order to complete this transaction. This new finance subsidiary issued, through a trust with an independent trustee, $27.5 million of securitization notes. The trust secured these notes with the receivables transferred to the new finance subsidiary as well as a financial guaranty insurance policy. The securitization was treated as a sale for accounting purposes. Standard & Poor's Corporation rated these notes with an "AA" rating. We completed a similar transaction in June 1998.

   Institutional investors purchased the securitization notes in a private placement. The projected recovery value of the receivables we included in the securitization substantially exceeded the $27.5 million of securitization notes issued. Upon closing of the securitization, we (1) recorded gain on sale on the transaction of $11.0 million; (2) recorded a residual interest in securitization of $14.4 million; and (3) received total cash of $7.4 million, after repayment of associated debt and our cash used to finance the receivables of $19.5 million in the aggregate and payment of related transaction costs. Of the $7.4 million in total cash, $1.65 million was used to fund a reserve account in trust, leaving net cash of $5.8 million for use in our business. We accounted for the residual investment in securitization as debt securities that are available for sale. The residual investment in securitization is estimated to accrue income at the rate of 12% per annum. We service the receivables and receive a servicing fee equal to 20% of collections. As servicer, we continue our collection activities on the receivables in the same manner as we collect receivables we own. Customer relationships are not affected by the securitization.

   The accounting effect of securitizations is discussed under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note Q of Notes to Financial Statements.

   As of December 31, 1998, we owned receivables not included in our securitizations with a charged-off amount of $474.7 million and a carrying value of $26.9 million.

                                USE OF PROCEEDS

   We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

                          PRICE RANGE OF COMMON STOCK

   We initially offered our common stock to the public on July 29, 1998 at a price of $15.50 per share. Our common stock is quoted on the Nasdaq National Market under the symbol "CRDT." The following table sets forth the high and low closing sales prices as reported by the Nasdaq National Market.

                                                                   High   Low
                                                                  ------ ------
   1998
     Third Quarter (from July 29, 1998).......................... $17.13 $14.50
     Fourth Quarter..............................................  25.00  12.63
   1999
     First Quarter (through January 27, 1999)....................  27.25  23.19

   On January 26, 1999, the last sale price for the common stock as reported by the Nasdaq National Market was $26.13 per share. On December 31, 1998, approximately 900 holders of record held our common stock.

                                DIVIDEND POLICY

   We have never declared or paid dividends on our common stock. We expect that we will retain future earnings, if any, to finance the growth and development of our business. Thus, we do not intend to declare or pay dividends on the common stock in the foreseeable future. Our board of directors will determine when to declare and pay dividends and the amount of any such dividends. Our board would be required to consider our future earnings, results of operations, financial condition and capital requirements before deciding to declare a dividend. Also, under Maryland law, we are prohibited from paying any dividend unless after giving effect to the payment of the dividend (i) we may continue to pay our debts in the ordinary course of business, and (ii) our assets equal or exceed our liabilities plus the preferences of any outstanding preferred equity securities upon dissolution. Our line of credit facility restricts payments of dividends that would reduce our net worth below a certain amount. Future credit facilities may have similar or more stringent restrictions.

                                 CAPITALIZATION

   The following table sets forth our actual capitalization as of September 30, 1998 and as adjusted to give effect to our receipt of the estimated net proceeds from the sale of 2,400,000 shares of common stock offered by us at an estimated public offering price of $23.25. To better understand this table you should review Management's Discussion and Analysis of Financial Condition and Results of Operations, our financial statements, including the related notes, and the other financial information included elsewhere in this prospectus.

                                                      September 30, 1998
                                                    --------------------------
                                                     Actual       As Adjusted
                                                    -----------  -------------
                                                    (dollars in thousands)
   Debt:
     Notes Payable................................. $       --     $       --

   Stockholders' Equity:
     Preferred Stock, par value $0.01 per share,
      5,000,000 shares authorized; none issued and
      outstanding..................................         --             --
     Common Stock, par value $0.01 per share,
      20,000,000 shares authorized; 8,000,000
      shares issued and 7,984,480 shares
      outstanding; and 10,400,000 shares issued and
      10,384,480 shares outstanding, as adjusted
      (1)..........................................          80             85
     Paid-in Capital...............................      27,704         33,213
     Retained Earnings.............................       4,725          4,725
     Stock held for benefit plans..................        (269)          (269)
                                                    -----------    -----------
       Total Stockholders' Equity..................      32,240         37,754
                                                    -----------    -----------
         Total Capitalization......................     $32,240    $    37,754
                                                    ===========    ===========

--------
(1) In addition, Creditrust had outstanding as of December 31, 1998, options to purchase 312,500 shares of Common Stock at a weighted average exercise price of $15.65 per share.

                            SELECTED FINANCIAL DATA
                   (dollars in thousands, except share data)

   The following table sets forth our selected balance sheet, statement of earnings and cash flow data as of the end of and for each of the years in the five-year period ended December 31, 1997 and as of the end of and for each of the nine month periods ended September 30, 1997 and 1998. The selected financial data for the years ended December 31, 1995, 1996 and 1997 have been derived from our audited financial statements included elsewhere in this prospectus. The selected financial data presented for the nine month periods ended September 30, 1997 and 1998 are unaudited and are derived from the financial statements contained elsewhere in this prospectus. The selected financial data for the years ended December 31, 1993 and 1994 have been derived from unaudited financial statements not included in this prospectus. The selected financial data presented below should be read in conjunction with our financial statements and the related notes and "Management's Discussion and Analysis of Financial Conditions and Results of Operations" included in this prospectus.

                                                                                    As of and for the
                                                                                    Nine Months Ended
                              As of and for the Year Ended December 31,               September 30,
                          ------------------------------------------------------  ----------------------
                            1993       1994       1995       1996        1997        1997        1998
                          ---------  ---------  ---------  ---------  ----------  ----------  ----------
Statement of Earnings
 Data:
Revenue:
 Income on Finance
  Receivables...........    $ 2,182   $  3,639   $  4,560   $  5,521  $    7,246  $    5,769  $    6,324
 Servicing Fees.........        --         --         --         --        2,580         684       2,380
 Gain on Sale...........        --         --         --         --          --          --        7,417
                          ---------  ---------  ---------  ---------  ----------  ----------  ----------
Total Revenue...........      2,182      3,639      4,560      5,521       9,826       6,453      16,121
Expenses from
 Operations:
 Personnel..............        900      1,390      1,847      2,618       5,922       3,864       7,497
 Communications.........        246        361        404        573         912         603       1,103
 Rent...................        123        216        240        382         853         594         898
 Portfolio Repurchase
  Costs.................        --         --         --         384         --          --          --
 Other Expenses.........        412      1,016        624        562       1,095         667       1,147
                          ---------  ---------  ---------  ---------  ----------  ----------  ----------
Total Expenses from
 Operations.............      1,681      2,984      3,114      4,518       8,782       5,728      10,645
                          ---------  ---------  ---------  ---------  ----------  ----------  ----------
Earnings from
 Operations.............        502        656      1,445      1,003       1,044         725       5,476
Other Income (Expense)..       (344)      (252)      (249)      (213)       (363)       (311)          4
                          ---------  ---------  ---------  ---------  ----------  ----------  ----------
Earnings Before Income
 Taxes and Extraordinary
 Loss...................        157        404      1,196        790         682         414       5,480
Provision For Income
 Taxes..................         47        139        463        316         225         161       2,140
                          ---------  ---------  ---------  ---------  ----------  ----------  ----------
Earnings Before
 Extraordinary Loss.....        110        265        734        474         456         252       3,340
Extraordinary Loss......        --         --         --         --          --          --         (567)
                          ---------  ---------  ---------  ---------  ----------  ----------  ----------
Net Earnings............        110        265        734        474         456         252       2,773
                          =========  =========  =========  =========  ==========  ==========  ==========
Earnings per Common
 Share Basic and
 Diluted................    $   .02   $    .04   $    .12   $    .08  $      .08  $      .04  $      .43
Weighted Average Shares
 Outstanding Basic and
 Diluted................  6,000,000  6,000,000  6,000,000  6,000,000   6,000,000   6,000,000   6,444,444
Other Data:
Weighted Average
 Investment in Finance
 Receivables(1).........    $ 1,152   $  1,470   $  1,731   $  3,198  $    5,842  $    6,110  $    8,349
Collections on Managed
 Receivables(2).........      2,385      3,971      4,914      6,252      12,420       8,311      12,944
EBITDA(3)...............        514        726      1,538      1,162       1,268         858       5,738
Collections Applied to
 Principal (Accretion)
 on Finance
 Receivables............        227        328        670        832       2,111       1,742        (641)
Cash Flows Provided by
 (Used in)
 Operating Activities...        (83)       191        982      1,207       1,237       1,441      (1,232)
 Investing Activities...       (428)      (738)      (585)    (4,188)      1,431       1,168     (14,712)
 Financing Activities...        623      1,015       (138)     2,909      (2,374)     (1,950)     25,049
Charged-off Balance of
 Managed
 Receivables(2).........    $71,252   $119,256   $175,512   $434,563  $1,104,647  $1,099,745  $1,937,195
Number of Managed
 Accounts...............     27,366     55,524     84,528    213,899     580,353     577,941     890,671
Number of Employees.....         44         44         61        125         245         246         443
Balance Sheet Data:
Cash and Cash
 Equivalents............    $   594   $    289   $    548   $    476  $      770  $    1,135  $    9,875
Total Debt..............        --         --         --       3,793       2,106       2,654         --
Stockholders' Equity....    $   135   $    400   $  1,134   $  1,608  $    2,064  $    1,861  $   32,240

-------
(l) This represents only receivables owned by us. This does not include receivables owned by other parties but serviced by us, including receivables that are included in our securitizations.
(2) Managed receivables includes receivables that we own and receivables that we service but do not own, including receivables included in our securitizations.
(3) EBITDA is defined as earnings before interest, taxes, depreciation and amortization. EBITDA is presented because we rely on this indicator in the management of our business as a key measure of our ability to derive cash from our investing and financing activities and because it provides useful information regarding our ability to service existing debt, incur additional debt and fund the purchase of additional receivables or meet other capital requirements. For instance, an increase in EBITDA would generally indicate to us that increases in income on finance receivables and servicing fees represent increased capacity to fund purchases of additional portfolios without reliance on external funding sources. Conversely, a reduction in the indicator would mean that there was less internally generated cash available for new portfolio investments. Additionally, the manner in which we compute EBITDA may not be the same way in which other companies compute similarly described data. Therefore, this data may not be comparable to similarly titled measures of other companies.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

   Creditrust Corporation (the "Company" or "Creditrust") is a leading information-based purchaser, collector and manager of defaulted consumer receivables ("Receivables"). Receivables are the unpaid debts of individuals to credit grantors, including banks, finance companies, retail merchants and other service providers. Creditrust seeks to use its proprietary pricing models and software systems as well as extensive information databases to generate high rates of return on purchased Receivables. Most of its Receivables are VISA(R) and MasterCard(R) credit card accounts that the issuing banks have charged off their books for non-payment. By purchasing Receivables, Creditrust allows credit grantors to make a recovery on these charged-off accounts.

   From the Company's founding in 1991, the Company has purchased charged-off Receivables (measured at the amount charged off by the credit grantors that originated the charged-off VISA(R), MasterCard(R) and private label credit card accounts and consumer loan accounts at the date of charge-off) aggregating
$1.4 million in 1991, $22.6 million in 1992, $47.3 million in 1993, $48.0 million in 1994, $56.3 million in 1995, $259.1 million in 1996, $670.0 million in 1997, and $1.4 billion in 1998. Creditrust has invested since its founding in 1991 through December 31, 1998 $69.0 million to purchase receivables at a significant discount. At December 31, 1998, the Company managed over 1.3 million accounts with a charged-off amount of over $2.5 billion. The following table illustrates this growth:

   The following table illustrates Creditrust's collection experience for the periods indicated:

                                                             At and for the
                             As of and for the Year Ended   Nine Months Ended
                                     December 31,             September 30,
                             ---------------------------- ---------------------
                               1995     1996      1997       1997       1998
                             -------- -------- ---------- ---------- ----------
                                           (dollars in thousands)
Revenues:
  Income on Finance
   Receivables.............  $  4,560 $  5,521 $    7,246 $    5,769 $    6,324
  Servicing Fees...........       --       --       2,580        684      2,380
  Gain on Sale.............       --       --         --         --       7,417
                             -------- -------- ---------- ---------- ----------
Total Revenues.............     4,560    5,521      9,826      6,453     16,121
Collections on Managed
 Receivables(1)............     4,914    6,252     12,420      8,311     12,944
Weighted Average Investment
 in Finance
 Receivables(2)............     1,731    3,198      5,842      6,111      8,349
Weighted Average Charged-
 off Balance on Managed
 Receivables(1)(3).........   146,669  248,990    689,924    553,260    941,970
Charged-off Balance of
 Managed Receivables
 (at end of period)(1)(4)..  $175,512 $434,563 $1,104,647 $1,099,745 $1,937,195

--------
(1) Managed receivables includes Receivables that Creditrust owns and Receivables that Creditrust services but does not own, including Receivables included in Creditrust's securitizations.

(2) Does not include any Receivables for which the Company acts as servicer and represents the average investment balance during the period measured by the financial statement carrying value of portfolios of Receivables owned by the Company determined by dividing the total value for the portfolio of Receivables at the end of each month in the period by the number of months in the period.

(3) Represents the average of the charged-off balances purchased by the Company determined by dividing the total charged-off balance at the end of each month in the period by the number of months in the period, without regard to collections or Receivables settled.

(4) Represents the balance of Receivables purchased by the Company as of the end of the period measured by balances charged off by the credit grantors, without regard to collections or Receivables settled.

   The Company accounts for its investment in finance receivables on an accrual basis using static pools. Static pools are established using similar accounts with similar attributes, usually based on acquisition timing and/or by seller. Once a static pool is established the Receivables in the pool are not changed. The difference between the contractual Receivable balance of the accounts in the static pools and the cost of each static pool (the discount) is not recorded since the Company expects to collect a relatively small percentage of each static pool's contractual Receivable balance. Each static pool is initially recorded at cost. See Note C of Notes to Financial Statements.

   For accounting purposes, each static pool is measured as a unit for the estimated economic life of the static pool (similar to a loan). Income on finance receivables, collections applied to principal on finance receivables and provisions for loss or impairment are established on a pool by pool basis. The effective interest rate for each static pool is estimated based on the estimated monthly collections over the estimated economic life of each pool. The estimated economic life of each static pool is currently five years based on the Company's collection experience. Income on finance receivables is accrued monthly based on each static pool's effective interest rate applied to each static pool's monthly opening carrying value. While these monthly accruals increase the carrying value of each pool, monthly collections received for each static pool reduce each static pool's carrying value. To the extent collections in any period exceed the income accruals for the pool for such period, the carrying value of the pool is reduced and the reduction is recorded as collections applied to principal. After the carrying value of any static pool is fully amortized, any further collections on that pool would be recorded entirely as income on finance receivables. If the income accrual in any period is greater than collections for such period, then the carrying value of the pool accretes. Creditrust typically records accretion in the early months of ownership of the static pool as a result of collection rates being lower than the estimated effective yield, which reflects estimated collections for the entire economic life of the static pool.

   Fair value for each static pool is determined by discounting the projected recovery value (estimated future cash flows) for the pool at the current effective interest rate being used by the Company. Any measurement of impairment and any provision for loss is determined separately for each static pool. To the extent the Company's estimate of future cash flow for a static pool, discounted at the then current estimated effective interest rate, increases or decreases the Company adjusts the estimated effective interest rate prospectively. To the extent that the carrying value of a particular static pool exceeds its fair value, a valuation allowance will be recognized and charged to expense in the amount of such an impairment. The Company has not recorded an impairment for any period to date. The estimated effective interest rate for each static pool is based on estimates of future cash flows from collections, and actual cash flows may vary from current estimates.

   The Company monitors its models with a view toward refining the predictability of both the amount and timing of collections. For the years ended December 31, 1995 and 1996, the Company relied largely on the average past performance of the Company's entire portfolio. After extensive statistical analysis of static pool performance data during the year ended December 31, 1997, the Company implemented a further refinement in its cash flow models. The refinement included static pool-specific estimates and had the effect of reducing total future projected cash flows on a portfolio-wide basis. The total effect on the individual static pools of this change in estimates was to decrease net income for the year ended December 31, 1997 by approximately $700,000 after taxes from the amount which would have been computed prior to this change. Total cash flow for 1997 was unaffected by the change in future estimates, with the result that the reduction in income on finance receivables was applied to increase the amount of collections applied to finance receivables. See Note C of Notes to Financial Statements. While the Company believes that its cash flow models will continue to provide accurate forecasts of future collections, changes in collection patterns within the Company's portfolios, which may result from a variety of factors beyond the Company's control, including changes in general economic conditions and changes in consumer attitudes toward repayment of defaulted obligations, may have an impact on the Company's future estimates.

   The Company also receives servicing fees with respect to the Receivables it services but does not own. In the quarter ended September 30, 1997, the Company began recognizing servicing income in connection with its agreement to manage the liquidation of Receivables owned by a third party. Under the terms of the servicing agreement, the financial institution had agreed to accept any third-party offer to purchase or allow the Company to securitize these Receivables provided the proceeds to the financial institution exceeded a minimum amount. These Receivables were included in the Initial Securitization described below. See "Liquidity and Capital Resources."

   In June 1998, the Company completed its first securitization of finance receivables (the "Initial Securitization"). The Initial Securitization included Receivables owned by the Company with a charged-off amount of $412 million and a carrying value of $4.6 million as well as $6.5 million of Receivables Creditrust was servicing for a third party with a charged-off amount of $692 million. These Receivables were transferred to Creditrust SPV2, LLC ("SPV2"), a special-purpose finance subsidiary. SPV2 issued $14.5 million of 6.43% securitization notes, secured by the Receivables transferred to SPV2 and a financial guaranty insurance policy. As of September 30, 1998, the Company owned Receivables not contributed to the Initial Securitization with a charged-off amount of $837 million and a carrying value of $20.5 million. The Company completed a similar securitization transaction in December 1998. See "Recent Developments."

   In the Initial Securitization, the projected recovery value of the transferred Receivables significantly exceeded the principal balance of the securitization notes, causing the securitization notes to be over-collateralized. The Company retains a residual interest in the securitization representing this interest. The Company acts as servicer with respect to the Receivables included in the Initial Securitization, and receives a servicing fee equal to 20% of collections. As servicer, the Company continues its collection activities with its customers as it otherwise would with owned Receivables. Accordingly, customer relationships are not affected by securitizations.

   After payment of all principal and interest on the securitization notes, the Company will receive all collections, subject to an obligation in the Initial Securitization to pay the seller of a portfolio of receivables which the Company began servicing in 1997 10% of collections with respect to this portfolio after aggregate collections on this portfolio exceed a specified amount.

   The Initial Securitization qualified as a sale under generally accepted accounting principles. Upon closing of the Initial Securitization, the Company:
(1) recognized gain on the sale of the owned Receivables of $6.0 million; (2) recorded a residual investment in securitization of $4.6 million; and (3) received total cash of $6.3 million, after payment of the purchase price of the serviced Receivables included in the Initial Securitization and repayment of associated debt of $7.5 million in the aggregate and payment of related transaction costs. Of the $6.3 million in total cash, $435,000 was used to fund a reserve account in trust, leaving net cash of $5.8 million for use in the Company's business. The investment in securitization is accounted for under the provisions of SFAS 115 as debt securities available-for-sale and is estimated to accrue income at the rate of 12% per annum. Once the securitization notes are retired, recoveries will be applied to reduce the carrying amount of the investment in securitization. The Company may pursue similar securitization transactions in the future. The timing of any future securitizations will affect quarter-to-quarter comparisons. See Note Q of Notes to Financial Statements for additional discussion concerning the financial statement effects of the securitizations.

   Income taxes have been provided in the results of operations based on the statutory federal and state rates on accounting income. Temporary differences arise because income on finance receivables is recognized on the cost recovery method for federal income tax purposes. Under the cost recovery method, gross collections on finance receivables are not taxable until the cost of the finance receivables has been collected. In the past the Company has financed certain portfolio purchases through participations with certain investors, but does not anticipate that this will be used as a funding source in the future. Imputed loan repayments and interest expense on payments to participants are recorded as costs for tax purposes when due based on collection participation levels. Temporary differences in recognition of income on finance receivables and gain on sale have resulted in deferred tax liabilities. Temporary differences in recognition of payments to participants and deferred gain generally have accumulated deferred tax assets. In addition, temporary differences arise from gain on sale because of securitizations which are treated as financings for tax purposes. Permanent differences between the statutory rates and actual rates are minimal. The Company's deferred tax liabilities have grown as a result of the rapid increase in purchases of Receivables and gains from securitizations by the Company, providing the Company with additional liquidity offered by the deferred tax liabilities. Management expects deferred tax liabilities to increase as long as the operating expenses on existing and additional finance receivables exceed collections on fully cost recovered portfolios.

Results of Operations

   The following table sets forth certain statement of earnings and supplemental cash flow data on an historical basis, each as a percentage of revenues:

                                                                Nine Months
                                                                   Ended
                                              Year Ended         September
                                             December 31,           30,
                                           -------------------  ------------
                                           1995   1996   1997   1997   1998
                                           -----  -----  -----  -----  -----
Revenue:
  Income on finance receivables........... 100.0% 100.0%  73.7%  89.4%  39.2%
  Servicing fees..........................   --     --    26.3   10.6   14.8
  Gain on sale............................   --     --     --     --    46.0
                                           -----  -----  -----  -----  -----
    Total Revenue......................... 100.0  100.0  100.0  100.0  100.0
Expenses From Operations:
  Personnel...............................  40.5   47.4   60.3   59.9   46.5
  Contingency legal and court costs.......   8.2    3.8    3.3    3.7    1.9
  Communications..........................   8.9   10.4    9.3    9.3    6.8
  Rent and other occupancy................   5.3    6.9    8.7    9.2    5.6
  Professional fees.......................   2.6    2.8    5.1    2.9    2.7
  General and administrative..............   2.9    3.5    2.8    3.8    2.5
  Portfolio repurchase costs..............   --     7.0    --     --     --
                                           -----  -----  -----  -----  -----
    Total Expenses From Operations........  68.3   81.8   89.4   88.8   66.0
                                           -----  -----  -----  -----  -----
Earnings from Operations..................  31.7   18.2   10.6   11.2   34.0
Other Income (Expense)
  Interest and other......................   0.5    1.3    0.2    0.1    2.4
  Interest expense........................  (5.9)  (5.2)  (3.8)  (4.9)  (2.4)
                                           -----  -----  -----  -----  -----
Earnings before income taxes and
 extraordinary loss.......................  26.2   14.3    6.9    6.4   34.0
Provision for income taxes................  10.1    5.7    2.3    2.5   13.3
                                           -----  -----  -----  -----  -----
Earnings before extraordinary loss........  16.1    8.6    4.6    3.9   20.7
Extraordinary loss (net of taxes).........   --     --     --     --    (3.5)
                                           -----  -----  -----  -----  -----
Net Earnings..............................  16.1    8.6    4.6    3.9   17.2
                                           =====  =====  =====  =====  =====
EBITDA....................................  33.7   21.0   12.9   13.3   35.6
Collections applied to principal
 (accretion) on receivables...............  14.7%  15.1%  21.5%  32.7%  (4.0)%

Nine Months Ended September 30, 1998 Compared to Nine Months Ended September 30, 1997

   Revenues. Total revenues for the nine months ended September 30, 1998 were $16.1 million compared to $6.5 million for the nine months ended September 30, 1997, a 147% increase. The nine month results increased significantly due to a $6.0 million gain on sale resulting from the Company's Initial Securitization. Revenues for the nine-month period were further benefited by a $658,000 gain on sale in the first quarter of 1998 resulting from the resale of a portfolio repurchased under a settlement agreement. Previously deferred income of $895,000 was recognized against a $237,000 cost of resale. Creditrust also sold a portfolio of finance receivables in the third quarter of 1998 which resulted in an $800,000 gain on sale. Income on finance receivables increased by $500,000 to $6.3 million for the nine months ended September 30, 1998 from $5.8 million in the comparable 1997 period. See "Financial Condition--Deferred Income."

   Income on finance receivables increased in 1998 over 1997 due to the purchases of Receivables in the second and third quarters of 1998 with proceeds from the issuance of the Company's Subordinated Notes, Series 1998 (the "Subordinated Notes") and the initial public offering. The weighted average investment in Receivables increased to $8.3 million for the nine months ended September 30, 1998 from $6.1 million for the same period in 1997. Collections increased $4.6 million or 56% from $8.3 million to $12.9 million in the nine months ended 1997 and 1998. The charged-off balances managed by the Company increased from $1.1 billion at September 30, 1997 to $1.9 billion at September 30, 1998, an increase of 72%.

   Total Expenses from Operations. Total expenses from operations increased by $4.9 million from $5.7 million for the nine months ended September 30, 1997 to $10.6 million for the nine months ended September 30, 1998. Operating expenses for the nine months ended September 30, 1998 increased over the nine months ended September 30, 1997 by 85.8% due to (a) a 94% increase in personnel costs as a result of growing total staff from 246 to 443 as of September 30, 1997 and 1998, respectively; (b) a 51.2% increase in rent and occupancy due to an increase in utilities, rent and depreciation expense related to the addition of approximately 36,000 square feet of space and related equipment for the new operations center started up in March 1997 and occupied in June 1997; and (c) an increase in communication expense of 82.9% due to increased levels of credit reporting and long distance usage from a higher volume of accounts.

   Operating expenses for the nine months ended September 30, 1998 as a percentage of revenues decreased primarily due to the gain on sale in the second quarter of 1998.

   Expenses increased in the nine months ended September 30, 1998 primarily as a result of costs associated with recovery efforts on a greater balance of Receivables, including the Receivables serviced but not owned by the Company that were included in the Initial Securitization, and in anticipation of a greater rate of Receivables purchases following the Company's capital-raising activities earlier in 1998. Management believes that many of the expense categories discussed above can support the servicing and management of substantially larger volumes of Receivables without proportional expense increases.

   Personnel expenses were $3.9 million or 59.9% of revenue in the nine months ended September 30, 1997 and $7.5 million or 46.5% of revenue for the nine months ended September 30, 1998. Major categories of personnel expense increases included: (a) additional compensation costs for development, installation and training associated with the expanded information technology systems; (b) significant investment in senior management infrastructure, including senior management staff in the information technology and legal departments; (c) increase in the number of account officers to service a larger volume of Receivables; and (d) an accounting charge incurred in connection with one of the Company's employee benefit plans.

   Rent and other occupancy costs were $594,000 or 9.2% of revenue and $898,000 or 5.6% of revenue in the nine months ended September 30, 1997 and 1998, respectively. This increase is attributable primarily to utilities and depreciation expense increases in connection with the addition of approximately 36,000 square feet of space and related equipment for the new operations center started up in March 1997 and occupied in June 1997 compared to a full nine months of occupancy in 1998.

   Professional fees were $184,000 or 2.9% of revenue and $433,000 or 2.7% of revenue in the nine months ended September 30, 1997 and 1998, respectively. The increases were attributable to increased accounting fees and various legal expenses.

   Earnings from Operations. Earnings from operations were $725,000 or 11.2% of revenues in the nine months ended September 30, 1997 and $5.5 million or 34.0% of revenues in the nine months ended September 30, 1998. Year to date, this increase resulted from several factors, particularly the positive effect on revenues from servicing income and gain on sale, which largely offset the substantial growth in corporate infrastructure to support a substantially larger base of operations. Earnings from operations were adversely affected in the third quarter of 1998 because most of the Company's Receivables were included in the Initial Securitization. Income on finance receivables was lower than what the Company would have recognized had it retained the finance receivables sold in connection with the Initial Securitization. This reduction in income was partially offset by the 20% servicing fee.

   Other Income (Expense). Other income (expense) increased from an expense of $311,000 in the nine months ended September 30, 1997 to income of $4,000 in the nine months ended September 30, 1998. Interest on the Company's bank debt decreased during both periods as a result of pay-downs on the credit facility. Offsetting these decreases, the interest expense on the Subordinated Notes issued in April 1998 increased interest expense during 1998. The Company earned significant interest income principally on cash equivalent investments of the proceeds from the Subordinated Notes and the initial public offering during 1998.

   Earnings Before Income Taxes and Extraordinary Loss. As the result of the foregoing, earnings before income taxes were $414,000 for the nine months ended September 30, 1997 and $5.5 million for the nine months ended September 30, 1998.

   Provision for Income Taxes. Income tax rates were 39% for the nine months ended September 30, 1997 and 1998. The effective tax rate may fluctuate as a result of changes in pre-tax income and nondeductible expenses. Deferred tax liabilities increased from $1.1 million at December 31, 1997 to $2.9 million at September 30, 1998, principally due to the deferred taxes of approximately $2.3 million provided for on the gain on sale related to the Initial Securitization, which is treated as a financing transaction for tax purposes, and the reversal of a deferred tax benefit of $345,000 on the first quarter portfolio resale and recognition of previously deferred income which was previously taxed.

   Extraordinary Loss (Net of Taxes). The extraordinary loss recognized in the nine months ended September 30, 1998 resulted from the early retirement of $5 million of Subordinated Notes required to be repaid upon the closing of the Company's initial public offering. The carrying value of the debt was $4.6 million due to the value attributed to the warrants issued in connection with the debt and credited to paid in capital. The difference in the carrying value of the debt and the amount owed is original issue discount and was written off upon the early retirement. In addition, $515,000 of offering costs incurred in connection with the Subordinated Notes net of amortization was also charged to extraordinary loss. The after tax effect of the charges was an extraordinary loss of $567,000.

   Net Earnings. Net earnings for the nine months ended September 30, 1997 and September 30, 1998 were $252,000 and $2.8 million, respectively, an increase of $2.5 million. The increase was attributable to higher revenues as a result of the gain on sale from the Initial Securitization and servicing income in 1998 over 1997 of $9.7 million offset by higher costs of $4.8 million and further decreased by a $2.0 million increase in tax expenses and the extraordinary loss upon repayment of the Subordinated Notes.

   EBITDA. EBITDA increased $4.9 million to $5.7 million for the nine months ended September 30, 1998 as compared to $858,000 for the nine months ended September 30, 1997. EBITDA increased consistently with net earnings as a result of the gain on sale in the nine month period ending September 1998.

Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

   Revenues. Total revenues for the year ended December 31, 1997 were $9.8 million compared to total revenues of $5.5 million for the year ended December 31, 1996, an increase of 78.0%. This increase in revenues was the result of an increase in the weighted average investment in finance receivables from $3.2 million in 1996 to $5.9 million in 1997, as well as the receipt of $2.6 million in servicing income in 1997; there was no servicing income prior to 1997. The 31.2% increase in income on finance receivables resulted from the increase in the amount of collections on higher levels of Receivables owned or serviced by the Company in 1997. Offsetting the increase was a decrease of approximately $1.1 million ($700,000 net of deferred tax benefit) in income on finance receivables as a result of the change in estimate of future collections described above under "Overview." Collections increased $6.2 million or 98.7%. The weighted average charged-off balances owned or serviced by the Company increased from $249.0 million at the end of 1996 to $689.9 million at the end of 1997, an increase of 177.1%.

   Total Expenses from Operations. Total expenses from operations increased by $4.3 million to $8.8 million in the year ended December 31, 1997 from $4.5 million in the year ended December 31, 1996. Total expenses from operations as a percent of revenue were 81.8% and 89.4% in 1996 and 1997, respectively.

Operating expenses increased over 1996 by 94.4% due to (a) a 126.2% increase in personnel costs as a result of growing total staff from 125 to 245 as of December 31, 1996 and 1997, respectively; (b) a 123.4% increase in rent and occupancy due to the relocation of the headquarters and operations groups into larger space and the start up of the approximately 36,000 square foot operations center in March 1997; (c) increases in communications, other expenses and professional fees as a result of usage increases in long distance, credit reporting, facility, legal and accounting services; and (d) offset by the absence of portfolio repurchase costs in 1997.

   Expenses increased in 1997 primarily as a result of costs associated with recovery on increased purchases of Receivables, including the receivables serviced by the Company for a third-party owner, and in anticipation of additional purchases in 1998. Management believes that many of the expense categories discussed above can support the servicing and management of substantially larger volumes of Receivables without proportional expense increases.

   Personnel expenses were $2.6 million or 47.4% of revenue in 1996 and $5.9 million or 60.3% of revenue for the year ended December 31, 1997. Major categories of personnel expense increases included: (a) additional compensation costs for development, installation and training associated with the expanded information technology systems; and (b) a significant investment in senior management infrastructure, including senior management staff in financing, acquisitions, information technology, legal, recovery and skiptrace; and (c) an increase in the number of account officers to service larger volumes of Receivables.

   Rent and other occupancy costs were $382,000 or 6.9% of revenue and $853,000 or 8.7% of revenue in 1996 and 1997, respectively. This increase is attributable to the leasing of additional office space for the headquarters for a full year in 1997 as compared to eight months in 1996, the addition of 36,000 square feet of space for the new operations center started up in the first half of 1997 and depreciation expense increases due to equipment and furniture additions of approximately $1 million for headquarters and the new operations center.

   Professional fees were $156,000 or 2.8% of revenue and $504,000 or 5.1% of revenue in 1996 and 1997, respectively. Included in professional fees in 1997 were $279,000 in fees related to the Company's initial efforts to undertake an initial public offering and a securitization program, both of which efforts had been deferred at December 31, 1997; additional fees related to these efforts were capitalized on the Company's balance sheet at December 31, 1997, but were recognized in the first nine months of 1998 upon completion of the Initial Securitization in June 1998 and the initial public offering in August 1998. See "Financial Condition."

   Earnings from Operations. As the result of these factors, and particularly the substantial growth in corporate infrastructure to support a substantially larger base of operations, earnings from operations were $1.0 million or 18.2% of revenues in 1996 and $1.0 million or 10.6% of revenues in 1997.

   Other Income (Expense). Interest expense increased from $288,000 in 1996 to $377,000 in 1997. Interest attributable to amounts due to participants decreased from $204,000 in 1996 to $21,000 in 1997, as a result of a decrease in the average annual amount outstanding due to participants from $516,000 in 1996 to $68,000 in 1997. The interest expense on the Company's bank credit facility increased from $60,000 in 1996 to $296,000 in 1997 as a result of the establishment of a bank credit facility on September 23, 1996, to provide advances of up to $4.0 million for the purchase of Receivables and the increased volume of Receivables balances financed with this facility. The facility was retired in June 1998. Interest expense further increased due to two additional equipment leases completed in 1997.

   Earnings Before Income Taxes and Extraordinary Loss. As the result of the foregoing, earnings before income taxes were $790,000 in the year ended December 31, 1996 and $682,000 in the year ended December 31, 1997.

   Provision for Income Taxes. Income taxes for the calendar years ended December 31, 1996 and 1997 were at effective tax rates of 39.9% and 33.0%, respectively. The effective tax rate fluctuates as a result of changes in pre-tax income and nondeductible expenses. Deferred tax liabilities increased from $623,000 at December 31, 1996 to $1,094,000 at December 31, 1997, principally due to growth in timing differences on finance receivables as significantly most of the carrying value in finance receivables has been written off for tax purposes. The increase was partially offset by a deferred tax benefit incurred on an increase of $195,000 in lease incentives attributable to the free rent period on the operations center.

   Net Earnings. Net earnings for the year ended December 31, 1996 were $474,000 versus $456,000 for the year ended December 31, 1997. The 3.7% decrease was attributable principally to higher revenues in 1997 over 1996 of $4.25 million offset by higher costs of $4.35 million and further increased by a $90,000 decrease in tax expenses.

   EBITDA. EBITDA increased $106,000 or 9.1% from $1.2 million to $1.3 million from December 31, 1996 to 1997, respectively. EBITDA increased more than net income due to a decline in the growth rate of interest expense, taxes and depreciation relative to total revenues. However, EBITDA as a percentage of revenues decreased 8.1% from 21.0% to 12.9%.

Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

   Revenues. Total revenues for the year ended December 31, 1996 were $5.5 million compared to $4.6 million for the year ended December 31, 1995, an increase of 21.1%. This increase in revenues was the result of an increase in the weighted average investment in Receivables to $3.2 million in 1996 from $1.7 million in 1995 and the effect of a full year's recoveries on Receivables acquired in 1995. The weighted average charged-off balances acquired by the Company increased from $146.7 million in 1995 to $249.0 million in 1996, or 69.7%.

   Total Expenses from Operations. Total expenses from operations increased by $1.4 million to $4.5 million in the year ended December 31, 1996 from $3.1 million in the year ended December 31, 1995. Total expenses from operations as a percent of revenue in 1995 and 1996 were 68.3% and 81.8%, respectively. Operating expenses increased over 1995 by 45.1% due to (a) a 41.8% increase in personnel costs as a result of growing total staff from 61 to 125 as of December 31, 1995 and 1996, respectively; (b) a 59.4% increase in rent and occupancy due to the relocation of the headquarters and operations groups; (c) increases of communications, professional fees, and other expenses as a result of usage increases in long distance, first time auditing, credit reporting and facility growth; and (d) portfolio repurchase costs as the result of the buyout of certain participants in 1996.

   Personnel expenses were $1.8 million or 40.5% of revenues and $2.6 million or 47.4% of revenues for the years ended December 31, 1995 and 1996, respectively. These increases related primarily to increases in account officers, information technology personnel and senior management staff, as described above in the comparison of 1997 versus 1996.

   Communications expenses were $404,000 or 8.9% of revenue in 1995 and $573,000 or 10.4% of revenue in 1996. The increase in communications expenses is attributable primarily to increased long-distance telephone and credit report usage on the higher volume of finance receivables owned and management information services.

   Rent and other occupancy costs were 5.3% of revenue during 1995 and 6.9% of revenue for 1996. This increase is attributable to the leasing of additional office space, the relocation of the Company's headquarters in 1996 and increased depreciation and maintenance charges as a result of the Company's purchase of additional workstations during 1996 to support its increased recovery and skiptrace personnel.

   Among other cost variances, contingency legal collection costs declined as a result of lower costs associated with a shift in emphasis from the use of outside lawyers to the use of in-house personnel. In the third quarter of 1996, the Company repurchased certain participants' interests in certain investments in Receivables for approximately $550,000. The Company recorded a charge of $384,000 in connection with this repurchase. The balance of the payment was imputed among interest and principal payments on the participation accounted for as a loan.

   Earnings from Operations. As the result of these factors, especially the beginning of the growth of corporate staff and the new premises, all with the goal to support a substantially larger base of operations, earnings from operations were $1.0 million or 18.2% of revenue in 1996 and $1.4 million or 31.7% of revenues in 1995.

   Interest expense increased from $270,000 in 1995 to $288,000 in 1996. Interest attributable to amounts due to participants decreased as a result of a decrease in the average annual amount outstanding due to participants. The Company incurred interest on the Company's bank credit facility in 1996 as a result of the establishment of the facility on September 23, 1997.

   Earnings Before Income Taxes. As the result of the foregoing, earnings from operations and the interest costs discussed, earnings before income taxes were $790,000 in the year ended December 31, 1996 and $1.2 million in the year ended December 31, 1995.

   Provision for Income Taxes. Income taxes for the calendar years ended December 31, 1995 and 1996 were at effective tax rates of 38.7% and 39.9%, respectively. The effective tax rate fluctuates as a result of changes in pre-tax income and nondeductible expenses. Deferred tax liabilities increased from $374,000 at December 31, 1995 to $623,000 at December 31, 1996.

   Net Earnings. Net earnings for the years ended December 31, 1995 and 1996 were $734,000 and $474,000, respectively. The decrease was attributable principally to portfolio repurchase costs charged-off in 1996 of $384,000 and deferred gain of $895,000 in 1996. In connection with the Company's intent to reacquire participations, the Company recorded an expense of $384,000 relating to such repurchases. In addition, in 1996, the Company deferred income of $895,000 in connection with the settlement of litigation arising from the sale of two portfolios of Receivables purchased in 1996. For accounting purposes, the Company expects to offset the cost of repurchasing Receivables by the deferred gain, which was recognized in the first quarter of 1998. See "Financial Condition and Liquidity--Deferred Income."

   EBITDA. EBITDA decreased $300,000 or 24.5% from $1.5 million in 1995 to $1.2 million in 1996, consistent with the change in net income. Interest, taxes and depreciation decreased by $117,000; however, this was offset by an increase in portfolio repurchase costs and other expenses.

Financial Condition

   Cash and Cash Equivalents. Cash and cash equivalents increased from $770,000 as of December 31, 1997 to $9.9 million as of September 30, 1998, primarily as a result of an increase in net cash from financing activities including the initial public offering offset by investing activities, principally purchases of Receivables and the Initial Securitization and offset by net cash used in operating activities.

   Finance Receivables. Investment in finance receivables increased 304.0% to $20.6 million, as of September 30, 1998 from $5.1 million as of December 31, 1997. All of the Receivables owned as of December 31, 1997 were securitized in the second quarter of 1998 and therefore removed from the balance sheet. The carrying value of the Receivables, along with the $6.5 million purchase price of the serviced Receivables included in the Initial Securitization, was allocated to cost of sales and the residual investment in securitization. Receivable purchases of $26.1 million during the nine months ended September 30, 1998 included $6.5 million for the serviced receivables and $19.6 million for additional Receivables. The Company purchased the $19.6 million of finance receivables during the nine months ended September 30, 1998 with a portion of the net proceeds from the initial public offering and other cash on hand.

   Residual Investment in Securitization. Residual investment in securitization increased from none at December 31, 1997 to $4.6 million as of September 30, 1998 as the result of the completion of the Initial Securitization. After payment of interest and principal on the securitization notes, servicing costs, trustee fees, insurance premiums and certain other costs, all remaining cash flows with respect to the securitized Receivables are for the account of the Company. The carrying value was established by allocating the total cost of the Receivables included in the Initial Securitization of $11.3 million among the fair value of the Receivables sold (the $14.5 million face amount of the securitization notes) and the fair value of the retained interest (estimated by the Company at $8.1 million), plus a cash reserve of $435,000. The fair value of the retained interest was estimated by management based on future projected recoveries employing the Company's Portfolio Analysis Tool (PAT). PAT projected recoveries were reduced by 20% to take into account unforeseen reduced collection trends, further reduced for the estimated costs to service in the future at the 20% servicing rates established in the servicing documents and then discounted at 12% per annum, reflecting the Company's estimate of a reasonable rate of return on a subordinated retained interest. Interest income is accrued on the residual at 12% per annum for the estimated remaining life of the Receivables of approximately five years. This methodology results in a discount rate of approximately 30% applied to the Company's total retained interest in projected recoveries. Once the securitization notes are retired, any collections will be applied to amortize the investment in residual including accrued interest income. The investment will be accounted for under the provisions of SFAS 115 as a security available for sale and marked to market in the equity accounts of the Company. As of September 30, 1998, no adjustment was necessary.

   Property and Equipment. Property and equipment, net, increased 64.3% to $2.3 million as of September 30, 1998 from $1.4 million as of December 31, 1997 due to $922,000 in purchases (principally through capital leases) of computer equipment net of $262,000 of depreciation.

   Deferred Costs. Deferred costs increased to $561,000 as of September 30, 1998 from $535,000 as of December 31, 1997. The deferred costs as of December 31, 1997 which represented costs incurred related to the initial public offering and the Initial Securitization were eliminated upon completion of these transactions in the first nine months of 1998. The deferred costs as of September 30, 1998 represents costs incurred related to the establishment of a warehouse facility.

   Accounts Payable and Accrued Expenses. Accounts payable and accrued expenses increased 222% from $653,000 at December 31, 1997 to $2.1 million at September 30, 1998. The increase was principally due to increased accrued legal, accounting, and printing costs incurred in connection with the initial public offering of $581,000.

   Notes Payable and Capitalized Lease Obligations. Notes payable decreased from $2.1 million as of December 31, 1997 to none as of September 30, 1998. Capitalized lease obligations increased from $972,000 to $1.8 million for the same period. The decrease in notes payable was attributable to repayments on the Company's bank credit facility from proceeds from the Initial Securitization in June 1998. The increase in capitalized lease obligations is due to equipment purchases net of lease payments.

   Deferred Income. As of December 31, 1997 the Company had deferred income of $895,000. During the first quarter of 1998, the deferred income was recognized. Historically, the Company purchased Receivables from time to time with commitments from a third party to purchase a portion of the newly purchased Receivables. The Company entered into three such transactions during 1996 resulting in gains totaling $996,000. In 1997, a complaint was filed against the Company by one such purchaser. In June 1997, the Company settled, resulting in a dismissal of the complaint. Under the terms of the settlement, the Company agreed to repurchase the Receivables for approximately $1.3 million, as adjusted for collections until consummation of the repurchase, resulting in deferred income of $895,000. The repurchase occurred in February 1998 for approximately $1.0 million. The portfolio was resold in February 1998 to a financial institution for $800,000. The Company recognized a gain on sale of approximately $658,000 in the first quarter of 1998, approximately $404,000 after tax.

   Deferred Tax Liability. Deferred tax liability at September 30, 1998 is $2.9 million compared to $1.1 million as of December 31, 1997. This increase of $1.8 million was primarily attributable to an increase in deferred income for tax purposes since the gain from securitization is not taxable income and the securitization notes are treated as a financing transaction and was further attributable to a decrease in deferred tax benefit on previously deferred gain on sale reported in the first quarter of 1998 for book purposes.

   Total Stockholders' Equity. Total stockholders' equity increased $30.1 million to $32.2 million at September 30, 1998 from $2.1 million at December 31, 1997 as a result of net income of $2.8 million during the nine months ended September 30, 1998 and $27.3 million of additional paid in capital resulting from the Company's initial public offering and $410,000 of additional paid in capital resulting from the Subordinated Notes and the Company's common stock purchased for the Company's benefit plans.

Liquidity And Capital Resources

   Historically, the Company has derived substantially all of its cash flow from collections on finance receivables and servicing income. In the past, the primary sources of funds to purchase Receivables were cash flow, the sale of participations to third parties, and borrowings under a bank credit facility.

   As an additional means of increasing the amount of Receivables under management, in August 1997, the Company entered into an exclusive servicing agreement with a financial institution pursuant to which the Company serviced approximately 400,000 additional accounts representing approximately $737 million of charged-off amount of Receivables. The Company exercised a right to purchase these Receivables and included this portfolio in the Initial Securitization.

   In April 1998, the Company issued $5.0 million of Subordinated Notes in a private placement transaction. These notes were repaid upon consummation of the initial public offering. In connection with the private placement, the Company issued warrants to purchase 396,000 shares of common stock exercisable at $12.00 per share and warrants to purchase 54,000 shares of common stock exercisable at $15.50 per share (collectively, the "Warrants").

   On June 19, 1998, the Company completed the Initial Securitization. Gross proceeds of the Initial Securitization were $14.5 million. After securitization expenses, the purchase of the Receivables for which the Company acted as servicer, and the funding of a reserve amount required in the securitization, the Company retired its notes payable to its existing senior lender of $1 million resulting in net cash proceeds available for working capital (including Receivables purchases) of $5.8 million.

   On August 3, 1998, the Company completed an initial public offering of its common stock and, after payment of underwriting discounts and commissions and other offering expenses, received net proceeds of $27.3 million. A portion of these proceeds was used to repay principal and interest on the Subordinated Notes; of the remaining proceeds, a portion has been used to make additional portfolio purchases and the balance was added to working capital.

   In September 1998, the Company, through a special-purpose financing subsidiary, entered into a securitized Receivables acquisition facility (the "Warehouse Facility"). Utilizing an indenture and servicing agreement and an independent trustee, the Company secured a $30 million two-year commitment. The Warehouse Facility carries a floating interest rate of 65 basis points over LIBOR and is "AA" rated by Standard & Poor's Corporation. The Warehouse Facility is secured by a trust estate, primarily consisting of certain Receivables to be purchased by the Company. The Company placed some of the Receivables assembled in the facility into the securitization completed in December 1998 and may securitize additional Receivables that are part of this trust estate, subject to market conditions, although the Warehouse Facility does not require such a take out. Generally, the Warehouse Facility provides 95% of the acquisition cost of Receivables purchased and the Company funds the remaining 5%. The Company also made a one time $900,000 liquidity reserve payment. Borrowings under the Warehouse Facility are interest-only for six months, after which time all collections of Receivables, after payment of servicing costs including the servicing fee for the Company, are used to reduced the borrowings.

   As of September 30, 1998, the Company had cash and cash equivalents of $9.9 million. Capital expenditures from operations were $147,000 for the nine months ended September 30, 1998. Capital additions made pursuant to capital leases were $1.0 million in the first nine months of 1998. Receivables purchases were $26.2 million for the nine months ended September 30, 1998.

   In October 1998, the Company entered into a $20 million revolving line of credit with a commercial lender to provide Receivables acquisition financing (the "Line of Credit Facility"). The facility has a term of three years during which time the Company may borrow and repay funds to purchase Receivables at 80% of cost. Interest is based on prime plus 0.5% or LIBOR plus 2.5% at the option of the Company on each advance. The facility is secured by substantially all of the Company's assets, other than Receivables in the Warehouse Facility. Together, with the Warehouse Facility discussed above, the Company's Receivables acquisition facilities equal $50 million in revolving acquisition lines.

   In the past, the Company would arrange for certain portfolio purchases to be financed by related parties when financing from banks or other institutional lenders was not readily available. In a typical financing arrangement, the Company would purchase a portfolio of Receivables for the benefit of the Company and other participants and under which the Company would receive an above-market servicing fee or a participation interest and in all cases would continue the collection process. The Company does not intend to utilize these financing arrangements in the future.

   The debt service requirements associated with borrowings under the new credit facilities will significantly increase liquidity requirements although both the Line of Credit Facility and the Warehouse Facility have interest only periods for up to six months. The Company anticipates that its operating cash flow and proceeds from this offering and its existing credit facilities will be sufficient to meet its anticipated future operating expenses, and Receivables purchases and to service its debt requirements as they become due. To the extent the Company is successful in closing additional term securitizations, amounts repaid under both facilities may be reborrowed. On December 29, 1998, the Company completed a second securitization of owned Receivables. See "Recent Developments."

Year 2000

   The Year 2000 issue arises out of potential problems with computer systems or any equipment with computer chips that use dates where the date has been stored as just two digits (e.g. 98 for 1998). On January 1, 2000, any clock or date recording mechanism, including date sensitive software, which uses only two digits to represent the year, may recognize a date using 00 as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations and cause a disruption of operations, including, among other things, a temporary inability to process transactions, send letters and statements or engage in similar activities.

   The Company believes it has replaced or modified all of its critical computer systems and business applications software in the normal course of its business expansion and that its computer systems will be able to utilize properly dates beyond December 31, 1999. The Company used its in-house programmers in the modification. Accordingly, the Company is unable to identify separately the costs of making these systems Year 2000 compliant.

   Most of the Company's major vendors are the largest credit grantors in the country, which the Company expects will become Year 2000 compliant due to the nature and financial strength of these businesses. Additionally, the Company does not generally communicate on-line with credit grantors on a continuing basis, but rather receives discrete data files for analysis and to support recovery activities. The Company has to date been able to convert data received from credit grantors and other third parties to be Year 2000 compliant and expects that it will continue to be able to do so in the future. The Company is in the process of seeking Year 2000 certifications from key vendors.

   The Company also relies on internal and third-party information databases in its portfolio analysis and collection efforts. A significant amount is maintained in internal databases. However, the Company must timely receive new data from third party sources and an interruption in this data supply could adversely affect the Company's ability to purchase additional portfolios and to collect on existing receivables. The Company has successfully checked and converted third-party data that is not Year 2000 compliant, and based on its efforts to date, believes that it can continually effect any necessary conversions.

   The Company's collection efforts rely heavily on telephone systems. The Company has contracts with multiple telephone carriers. Based on communications with vendors to date, the Company believes that major telephone systems will not be interrupted by Year 2000 failures. However, if a protracted and major disruption in the availability of local or long-distance telephone service were to occur as the result of the Year 2000 problem or otherwise, the Company's collection efforts, and therefore its operations, could be materially adversely affected. Disruption of power supply by the Company's electric utilities could also have a serious effect on the Company's ability to conduct business.

Inflation

   The Company believes that inflation has not had a material impact on its results of operations for the three years ended December 31, 1997 and the nine months ended September 30, 1998.

                                    BUSINESS

General

   Creditrust is a leading information-based purchaser, collector and manager of defaulted consumer receivables. Defaulted consumer receivables are the unpaid debts of individuals to credit grantors, including banks, finance companies, retail merchants and other service providers. Creditrust seeks to use its proprietary pricing models and software systems as well as extensive information databases to generate high rates of return on purchased receivables. Most of the Company's receivables are VISA(R) and MasterCard(R) credit card accounts that the issuing banks have charged off their books for non-payment. By purchasing receivables, the Company allows credit grantors to make a recovery on these charged-off accounts. Since its founding in 1991 through December 31, 1998, Creditrust has invested $69.0 million to purchase receivables at a significant discount. At December 31, 1998, the Company managed over 1.3 million accounts with a charged-off amount of over $2.5 billion. The Company had over 640 employees at December 31, 1998 and operates two facilities which can accommodate over 900 employees.

Industry Overview

   According to a January 1999 statistical release by the Federal Reserve, consumer credit at the end of November 1998 exceeded $1.3 trillion. Duff & Phelps projects that consumer credit will grow to over $1.48 trillion by the year 2000.

   Outstanding credit card receivables have grown as the share of credit card debt within consumer credit has increased. According to the Nilson Report credit card receivables represented 41% of consumer credit or $459 billion in 1995 and 44% or $557 billion in 1997. This share of credit card debt is expected to rise to 46% or $636 billion in 2000 and 51% or $828 billion in 2005.

   As the amount of credit card debt has risen, total delinquencies have grown as well. According to the August 1998 Nilson Report the dollar amount of VISA(R) and MasterCard(R) delinquencies increased from $12.6 billion in 1995 (3.93% of debt outstanding) to $18.8 billion in 1997 (4.72% of debt outstanding) and is expected to increase further as set forth in the chart below:



   According to the Nilson Report gross credit card charge-offs (including all credit card issuers) as of 1990 was $9.1 billion or 3.83% of total outstanding credit card receivables and increased in 1997 to $36.3 billion or 6.48% of outstandings. Concurrently with the increase in the level of charged-off consumer debt, credit grantors have sought a variety of ways to increase their collections. Generally, there are three alternatives credit grantors have to collect outstanding indebtedness: (1) maintain an internal collection staff,
(2) outsource collection efforts to traditional third-party collection agencies, or (3) sell portfolios of charged-off debt to third parties such as Creditrust who are willing to pay cash for those accounts. Historically, credit grantors have relied upon large internal collection staffs for their initial collection efforts, which efforts tended to be transferred to third-party collection agencies for accounts delinquent for more than 180 days. More recently, in an effort to focus on core business activities and to take advantage of economies of scale, better performance and the lower cost structure offered by third parties, many credit grantors have chosen to outsource some or all of their collection efforts. Further, credit grantors have realized that by removing non-performing consumer loans from their systems and balance sheets through bulk sales of portfolios of non-performing consumer loans, they can redirect their personnel and assets to service their performing loan customer base and can receive immediate cash flow in the amount of the discounted sale price.

   The secondary market for charged-off credit card portfolios has expanded as a result of the significant growth in delinquent credit card portfolios at major credit card issuing banks and the increasing tendency for banks to sell their portfolios of non-performing consumer loans to asset recovery specialists. The Nilson Report states that the total value of credit card portfolios brokered or sold directly, which was $3.0 billion in 1993, reached $19.5 billion in 1997, and is projected to grow to $25.0 billion by 2000.

Strategy

   Creditrust's business goal is to be the most efficient purchaser, collector and manager of Receivables within its targeted markets. Creditrust seeks to attain this goal by emphasizing customer-focused services, investing in information technology and maintaining an information advantage over its competitors. The key elements of Creditrust's business strategy are:

 . Enhance Our Knowledge of Our Customer Base by Expansion of Our Extensive Information Databases. Creditrust maintains extensive information databases compiled from seven years of analyzing and managing over 1.3 million consumer accounts. Creditrust has also developed and is upgrading on an ongoing basis its proprietary software tools which it uses to analyze and score portfolios offered to it for sale and to manage the collections and information flow process. These systems and data provide the Company with an information advantage over its competitors and allow it to (1) buy portfolios on more favorable terms than competing buyers who lack its information technology advantage, (2) collect the portfolios efficiently and (3) identify trends in defaulted consumer portfolios earlier than its competitors who lack this knowledge advantage. Creditrust's information technology tools enable it to buy portfolios which management believes can yield the most attractive returns on its investments. Through its sophisticated revenue management systems, Creditrust can apply the most appropriate collection process to an individual account.

 . Emphasize a Flexible, Customer-Focused Collection Process. The Company believes that it resolves defaulted consumer receivables more efficiently than its competitors, credit grantors and third-party collection agencies. The Company is not faced with the various regulatory and financial reporting constraints that many credit grantors face. Because Creditrust's only business is the collection of defaulted consumer receivables, it is not subject to some of the business and customer relations constraints faced by credit grantors which must consider the effect of their collection decisions on their lending business. In the case of third-party collection agencies, the Company is able to offer credit terms which most other collectors cannot. Third-party collection agencies normally work on a cycle which requires them to complete working a portfolio in a specified period of time. These considerations work together to enable the Company to structure repayment plans that are flexible and present, in the Company's belief, more attractive and realistic repayment prospects.

 . Maintain Strong Relationships with Leading Credit Grantors. The Company pioneered the purchase of defaulted consumer receivables and has developed strong relationships with many of the largest credit grantors from which it is a frequent buyer. These relationships offer the Company the regular opportunity to be invited to bid on a range of portfolios. In addition, the Company has secured "forward flow" contracts with a number of leading credit grantors. Forward flow contracts provide for a credit grantor to sell some or all of its receivables over a period of time to Creditrust on the terms agreed to in the contracts. The diversity of the credit grantors and their respective customer bases also allows the Company to maintain geographically diversified portfolios.

 . Continue Employee Training. The Company has developed highly effective training programs and methods. In contrast to many third-party collection agencies, the Company trains its employees to function in a manner similar to financial counselors. Our employees routinely help customers with issues related to their financial health and credit history. The Company seeks to instill in its employees a culture of professionalism and reinforces this message through incentive arrangements intended to moderate the rate of employee turnover in an industry that typically has high turnover rates.

 . Use of Current Platform to Sustain Growth. In 1996 and 1997, the Company made extensive commitments to expand its operations by moving into new corporate headquarters and opening its operations center. It has invested in information technology and telephony systems capable of supporting as many as 900 account officers. Key members have been added to the management team. As a result of these investments, Creditrust believes it is capable of servicing substantially larger volumes of Receivables without incurring proportional infrastructure and additional fixed costs.

 . Develop New Products and Services. The Company believes that it may be in a position to offer additional products and services to its customers that aid customers in managing their debts and, where possible, improving their credit standing. In September 1998, the Company announced the introduction of its Creditrust Plus MasterCard(R) program. This card is issued by a third-party bank under Creditrust's name and is intended to afford certain customers the opportunity to reestablish credit and create a new positive credit history, while satisfying their existing Creditrust receivable balance. The Company may introduce other programs from time to time in the future.

Receivables Analysis and Acquisition

   Creditrust purchases defaulted consumer receivables that have been incurred through VISA(R), MasterCard(R), private label credit cards and consumer loans issued by credit grantors, including banks, finance companies, retail merchants and other service providers. The Receivables typically are charged-off by the credit grantors after a default-period of 180 days. The Company focuses on purchasing such charged-off Receivables. From the time of purchase, Creditrust has found that the average portfolio of Receivables has an estimated economic life of 60 months.

   Portfolios of Receivables typically are purchased by Creditrust at a discount from their charged-off amount, typically the aggregate unpaid balance at the time of charge-off. There is an inverse correlation between purchase price and the perceived effort necessary to recover the Receivables. Some credit grantors pursue an auction type sales approach by constructing a portfolio of Receivables and seeking bids from specially invited competing parties. Other means of purchasing Receivables include privately negotiated direct sales when the credit grantors contacts known, reputable purchasers and the terms are negotiated. Credit grantors have also entered into "forward flow" contracts that provide for a credit grantor to sell some or all of its Receivables over a period of time to a single third party on the terms agreed to in a contract.

   The Company has historically funded its receivables purchases and the expansion of its business through a combination of bank and other warehouse funding, public and private equity funding and asset-backed securitizations. The Company believes that its growth is partially attributable to its diverse funding arrangements.

   The Company's Acquisitions Department locates and develops new and continuing sources of portfolios of defaulted consumer receivables for purchase. Once such portfolios are located, the Acquisitions Department is responsible for coordinating due diligence, including site visits as needed, coordinating ordering, receipt, tracking and distribution of account documentation and related media, and ensuring that Creditrust's purchase costs stay within clearly defined parameters. The Acquisitions Department also supervises the Post-Purchase Liaison Group, a group that verifies buy-backs and returns with sellers after the purchase of Receivables. The Post-Purchase Liaison Group also coordinates the import of purchased portfolios into Mozart, the Company's proprietary revenue and workflow management software system, and routinely supports the efforts of both the Legal and Recovery Departments by facilitating the receipt of additional information from the seller which is pertinent to an account or group of accounts such as account statements or loan files.

   In order for Creditrust to consider a potential seller as a portfolio source, a variety of factors must be considered. A seller should be able to demonstrate a significant volume of Receivables available for sale and the reasonable expectation of significant capacity for subsequent sales. To attempt to avoid an unacceptable level of returned accounts resulting from verified fraud, prior satisfaction or erroneous sale, all qualified sellers must be able to demonstrate that they have satisfactory procedures in place for internal audits, underwriting criteria, post-sales support and return/buy-back warranties.

   Before purchasing any Receivables, Creditrust receives a due diligence disk or tape containing information about each of the accounts being proposed for sale. Creditrust uses its PAT software to analyze electronic information provided on each Receivable account being proposed for sale. PAT reviews and analyzes each account and compares its asset type, last known geographic location of the customer, age since last collection, charged-off amount and other characteristics with Creditrust's recovery results from similar Receivables purchased in the past. This computer model is updated automatically every time a customer payment is received. PAT produces a comprehensive analysis of the proposed portfolio, which compares Receivables in the proposed portfolio with Creditrust's recovery history on similar Receivables in other portfolios. PAT then summarizes all anticipated recoveries and projects a recovery value expressed in both dollars and liquidation percentages for the first year, as well as the total recovery for the portfolio's estimated five-year economic life. In order to determine a bid price for a portfolio, the Company uses the PAT-projected recovery value. This projection is taken in concert with the Company's knowledge of the current consumer credit marketplace and any subjective factors that may be available regarding the portfolio or seller. The Company has a credit committee (the "Credit Committee") which is composed of the Company's Chief Executive Officer, Chief Financial Officer and Vice President of Acquisitions. The Credit Committee, by unanimous decision, determines whether to purchase the portfolio of receivables and establishes a minimum and maximum bid range based on the PAT-projected recovery for the portfolio.

   It is not uncommon for a seller to require an almost immediate analysis and funding. The Company's ability to accomplish next-day turnaround on pricing and funding provides it with a significant competitive advantage.

   PAT was developed based on the theory that each portfolio, no matter how similar it may appear to other similar size portfolios, has its own unique "fingerprint," because of the individual Receivables of which it is comprised. No two portfolios will score the same on PAT because of the different characteristics of the receivables in each portfolio. For example, two similarly aged portfolios would score differently because the underlying Receivables are located in different geographic areas.

   PAT utilizes a sophisticated CHAID (Chi-squared Automatic Interaction Detector) algorithm to sort each account in the proposed portfolio (the population) and constructs classification trees evaluating distinct segments of the population based upon one or more predictor variables. CHAID is an algorithm that calculates the probability that the observed relationship between the predictor and the dependent variable would occur if the predictor and the dependent variable were statistically independent of each other. Using statistical significance, CHAID automatically subgroups the data into exhaustive and exclusive segments which differ significantly in terms of a target variable (exhaustive means that every data point belongs to at least one segment, while exclusive means that every data point belongs to only one segment). This method of analysis is very flexible. Classification trees can examine the effects of predictor variables one at a time, unlike regression, which examines them all at once.

   The CHAID analysis begins by dividing the population into two or more distinct segments based upon predictor variables. It continues by segmenting each of the newly created sub-segments, or nodes, based upon a secondary predictor variable. This process is repeated until no more distinct subgroups can be created.

   In Creditrust's situation, the liquidity of accounts would be Y, while those factors which are related to liquidity would be X. Here, liquidity pertains to the expected recovery on a receivable divided by its charged-off amount. The target variable is predicted liquidity, and the predictor variables are factors which are related to the ability to collect payments, including numerous cohorts such as age of the account, size of the account balance and geographical location. The average historical liquidity for each segment is then used to forecast future liquidity for any accounts which fall into the specific segment. A relationship between Y and X does not fit any mathematical functional form. The majority of accounts will have zero liquidity as most of Creditrust's collections come from a small number of customers. This skewed distribution does not lend itself to traditional regression analysis. Moreover, it is accurate to separate accounts into groups and identify those customers who have a high likelihood of collection. For this reason, the CHAID algorithm is utilized to forecast liquidity as it appears to exhibit a relatively high confidence level for predictive analysis of recovery on these accounts.

   In analyzing a portfolio of Receivables for purchase, the Company reviews various characteristics of the individual Receivables within the portfolio. The following tables illustrate certain of the characteristics of Receivables owned by the Company at specified dates. Because a significant portion of the Company's customers recently have experienced some life-altering event, the Company has found that a period of time must pass before those customers are able to commence recovering financially. Newer Receivables (i.e., Receivables that are between three and eighteen months past due) generally are more expensive to purchase than older Receivables. The range of age since default on Receivables managed by the Company in respect of both number of accounts and charged-off amount as of December 31, 1996, 1997 and 1998 is as follows:

       December 31, 1996           December 31, 1997         December 31, 1998
   ----------------------------------------------------- -------------------------
                   Charged-off               Charged-off               Charged-off
           No. of    Amount          No. of    Amount          No. of    Amount
   Year   Accounts (millions)  Year Accounts (millions)  Year Accounts (millions)
   ----   -------- ----------- ---- -------- ----------- ---- -------- -----------
   0-2     89,548    $167.6    0-2   73,685    $146.9    0-2  488,276   $1,052.7
   2-4     57,809    $130.7    2-4  428,646    $796.1    2-4  228,792   $  401.7
   4-6     30,999    $ 66.5    4-6   52,454    $117.5    4-6  473,105   $  919.7
   6+      15,210    $ 21.4    6+    25,553    $ 44.0    6+    75,356   $  155.3

   Creditrust specializes in purchasing larger balance Receivables. The Company has found the best cost-to-collect ratio generally occurs when the charged-off amount is at least $1,000, and typically less than $8,000. Select ranges of charged-off amounts of Receivables managed by the Company as of December 31, 1996, 1997 and 1998 are as follows:

           December 31, 1996                   December 31, 1997                  December 31, 1998
   ---------------------------------------------------------------------- ----------------------------------
                           Charged-off                        Charged-off                        Charged-off
                   No. of    Amount                   No. of    Amount                   No. of    Amount
   Range          Accounts (millions)  Range         Accounts (millions)  Range         Accounts (millions)
   -----          -------- ----------- -----         -------- ----------- -----         -------- -----------
   $0-$1,000       70,680    $ 40.2    $0-$1,000     184,176    $113.4    $0-$1,000     537,928   $  270.3
   $1,001-$5,000  109,703    $251.2    $1,001-$5,000 362,891    $764.5    $1,001-$5,000 618,732   $1,367.3
   >$5,001         13,183    $ 94.7    >$5,001        33,271    $226.7    >$5,001       108,869   $  891.7

   The Company's Receivables grouped by asset type as of December 31, 1996, 1997 and 1998 were as follows:

            December 31, 1996                    December 31, 1997                   December 31, 1998
   ------------------------------------------------------------------------ ------------------------------------
                            Charged-off                         Charged-off                          Charged-off
                    No. of    Amount                    No. of    Amount                    No. of     Amount
   Asset Type      Accounts (millions)  Asset Type     Accounts (millions)  Asset Type     Accounts  (millions)
   ----------      -------- ----------- ----------     -------- ----------- ----------     --------- -----------
   VISA(R)/                             VISA(R)/                            VISA(R)/
    MasterCard(R)  102,969    $229.0    MasterCard(R)  487,249    $942.4    MasterCard(R)  1,108,085  $2,243.5
   Private Label/                       Private Label/                      Private Label/
    Discover(R)     38,032    $ 39.0    Discover(R)     38,077    $ 39.1    Discover(R)       43,498  $   45.8
   Installment                          Installment                         Installment
    Obligations     52,565    $118.1    Obligations     55,012    $123.1    Obligations      113,946  $  240.1

   The seller must be able to demonstrate that the Receivables originated from a satisfactory geographic distribution, because the Company has found that heavy concentration in a single state or area creates a substantially greater risk of non-recovery. The size of Receivables balances falls within the range that the Company has found to provide the best cost-to-collect ratio. Creditrust also reviews the geographic distribution of the proposed Receivables for reasons other than to avoid portfolios concentrated in one or a few areas. For example, certain states have more debtor-friendly laws than others and, therefore, would be less desirable from an account officer's perspective. Additionally, different regions may place differing degrees of importance on fiscal responsibility and creditworthiness. Based on experience and historical data, the Company attempts to determine the future recovery potential of the Receivables in a given portfolio.

   State credit laws, population demographics and population size affect the number of accounts originating from a particular state, as well as the collectibility of these accounts. The Company's portfolios are broadly dispersed across the United States, as shown in the following chart:




   This quantitative and qualitative data is evaluated together with Creditrust's knowledge of the current debt marketplace and any subjective factors that may be available regarding the portfolio or the seller. The Credit Committee must decide unanimously whether to purchase the portfolio and, based on the Company's internal guidelines and limited by the specific portfolio's PAT score, the committee determines the maximum price that Creditrust would be willing to pay for the given portfolio and the bid price which will maximize yield on the Receivables. Once a particular purchase has been agreed upon, the acquisition is documented in an agreement that contains customary terms and conditions.

Servicing Organization

   Creditrust utilizes two servicing facilities. The headquarters facility, approximately 19,000 square feet, houses the executive offices and servicing facilities for approximately 225 employees. The second facility, approximately 36,000 square feet, serves as Creditrust's primary operations center and is designed to house approximately 700 additional employees, along with information systems and recruiting departments. Currently, the Company has approximately 640 employees and is organized into five functional departments:
Acquisitions; Information Technology; Skiptrace; Recovery and Legal.

 Information Technology Department

   The Information Technology ("IT") Department is the backbone of the Company's operations, handling all computer and telephone systems and providing for the ongoing development necessitated by both technological advances and business needs. The IT Department is responsible for the ongoing enhancement of Mozart and PAT, servicing reports and database developments. The IT Department regularly reports to all credit bureaus on the Company's entire portfolio. The IT Department works in concert with the Acquisitions Department to import, analyze and evaluate all prospective purchases using PAT. The technologies serviced by this Department include:

   Software. PAT and Mozart were developed in-house by Creditrust's programmers. The software is written in a high-speed, relational database language and is designed to reside on powerful, but readily available, servers. Both programs have been in use for more than six years and are considered to be bug-free. Back-up tapes of account information are recorded each day and are stored at an off-site location for safety and security.

   Computer Hardware and Networks. The software programs reside on three Novell-based servers and are connected via fiber-optic wide area networks and local area networks to Intel Pentium(R)-based PCs. The call centers have been fully wired so that additional employee terminals simply may be placed onto open desks and plugged into the network. The architecture of the system is technologically sophisticated, while remaining easily scaleable and updateable, two features critical to the rapid growth anticipated by the Company. The current architecture is capable of supporting 1,500 account officers with the simple addition of PCs. This should allow the Company to experience significant growth without a need for further upgrade in the near-term. The systems are fully redundant so as to ensure uninterrupted operations. The Company has extensive emergency plans in place for access to an off-site call center location, should the need arise.

   Telephony. The Company employs advanced technology in telephony, including predictive dialers, automatic routers, two Lucent Technologies Definity(R) G-3 telephone systems (scaleable to over 1,500 account officers) and many other components. The call centers have been fully wired so that additional account officer telephones may simply be placed onto an open desk and plugged into the network. The architecture is technologically sophisticated, while remaining scaleable and updateable.

   Verification and Research of Account Information. When a portfolio of Receivables is purchased, each account automatically is run through an extensive series of proprietary and commercially available databases to compile as much information about each Receivable as possible. The information is combined with the information already provided by the credit grantor and automatically entered into Mozart.

   Within 24 hours of importing the Receivable into Mozart account officers begin calling every telephone number available, and within days a letter is sent out to the customer advising that Creditrust has purchased the Receivable. This initial letter is designed to invite discussion or the resolution of the Receivable and generally contains an offer of settlement at a modest discount.

 Skiptrace Department-Locating Customers

   In the event that contact is not made with a customer based on the compiled information for that Receivable, the account is automatically transferred to the Skiptrace Department. Skiptracers are technology-driven telephone detectives. The Skiptrace Department is divided into multiple teams, each of which is headed by a supervisor. As an initial step to locate customers, each skiptracer endeavors to compile a complete "electronic profile" for each customer and to find every possible telephone number for the customer. Skiptracers utilize internally developed databases consisting of more than 65,000 creditors, plus a variety of public databases and third-party database providers. The Skiptrace Department has the capability of accessing real-time customer credit reports, electronic nationwide directory assistance, an internally maintained "neighbors file" of over 100 million nationwide residents and numerous other resources. The Company maintains over 800 million individual database records on its current and potential customers. Employing any or all of these tools frequently enables the Skiptracers to locate otherwise unreachable customers. A working phone number is frequently found for those customers transferred to the Skiptrace Department. Once a customer is found, Mozart automatically assigns the customer to one of the teams in the Recovery Department.

 Recovery Department-Servicing Customers and Collection of Receivables

   The Recovery Department, unlike a traditional "collections shop," uses a friendly, customer-focused approach to collect on receivables. Instead of simply calling about an old bill, Creditrust's employees work to maximize yield while minimizing customer negativity and maintaining a positive working environment.

   The Recovery Department is responsible for recovering account balances and selling customer service to our customers. The Company employs advanced Pentium(R) PC Workstations and sophisticated telephone call management systems to maximize its employee productivity and thereby increase recovery from its receivables. The telephone call management systems include predictive dialers, automated call and account distribution systems, digital switching and customized computer software. Mozart provides the Recovery Department with: (1) real-time customer reporting; (2) full customer account data information; (3) collection discussion notes on each account; (4) telephone numbers and addresses; (5) payment history; (6) automatic notice of acquisition, settlement letters, reminders and late payment notices; (7) automatic legal pleadings production; (8) automatic account distribution to employees; (9) surveillance of on-screen activity and telephone conversations for quality control, productivity and regulatory compliance; and (10) exception reports on payment plans. Creditrust's employees work to maximize yield while minimizing customer apprehension and maintaining a positive working environment. The Recovery Department currently is organized into teams of 16 with one supervisor per team. The supervisors work with the team members and assist employees with quality control and productivity. Through the Company's extensive network of computer and telephone systems, each team member in the Recovery Department is responsible for contacting customers, explaining the benefits of paying Creditrust, working with customers to develop acceptable means to satisfy their obligations to Creditrust and recovering the Receivables.

   Making Customer Contact. When an account officer is able to establish contact with a given customer, the customer's account automatically is placed inside that account officer's work queue. Each account officer is assigned a number of dedicated customer accounts depending on the account officer's skill level. This work queue automatically is replenished on a daily basis, by Mozart, as the Receivables are resolved, whether favorably or unfavorably. In addition to their group of dedicated accounts, account officers receive Receivables from a general pool daily.

   On the initial customer contact call, the customer is given a standardized and strictly controlled presentation regarding the benefits of resolving its account with Creditrust. Emphasis is placed on determining the reason for the customer's default in order to better assess the customer's situation and to assist in creating a plan for repayment. Creditrust account officers are trained to follow rigid Receivables resolution priorities.

   Mozart presents the account officer with all available information and a variety of resolution options. A large emphasis is placed by the account officer on making the customer aware of all possible alternative methods available. The computer system will not allow an account officer to exceed his or her specified settlement authority without electronic authorization of a supervisor approval code. Once a customer and the account officer agree to a repayment schedule, the account officer records the terms of the arrangement in Mozart. The computer system then automatically will generate a series of letters reminding the customer of important dates.

   Cash Management. Creditrust, through its strong emphasis on technology and innovation, has built a customer base that is not exclusively dependent on the postal service to deliver payments. As a result, more than 70% of all payments are completed by either the Western Union Quick Collect(TM) program, which is an electronic money order system, or by Creditrust's QuickChek pre-authorized checks drawn on the customer's checking account. Creditrust's QuickChek system allows the account officer to obtain the customer's authorization to reproduce an actual check, drawn on the customer's checking account on an agreed upon date over a series of months and for the exact amount of the agreed payment. Creditrust participates as an authorized agent for the Quick Collect(TM) program and is therefore able to receive payments directly in its offices within minutes.

   Delinquency Follow-Up. The problem of delinquent or late payments on established repayment plans is greatly mitigated through the use of the Quick Collect(TM) and QuickChek programs. However, some customers cannot or will not participate in one of these plans. The Company has developed a system to deal with late payments to minimize the drain on the productivity of the account officers. In the event that payment is not received within one day of the scheduled due date, Mozart automatically issues a late payment letter to the customer. This is followed by a second letter ten days after the due date. Unless a scheduled payment is received on or before the day it is due, Mozart automatically moves the Receivable to the account officer's late queue for immediate customer contact.

   Late Payment Account Officer. When a customer falls more than 30 days late in a payment plan, the Receivable automatically is transferred to a specially trained, dedicated late payment account officer. These individuals are tasked with getting the customer back on track according to the terms of his or her payment plan or, in certain circumstances, negotiating revised terms for payment. In some instances, a customer's financial circumstances may have worsened and a plan that accurately fits the new situation is necessary. In other cases, the customer is able to dispense with the perceived burden of monthly installments by making a lump sum payment. The Company induces resolution through a variety of methods. Late payment account officers act as financial counselors to the customer and may assist the customer in securing new resources for the resolution of its account.

 Legal Department

   An important component of the Company's collections effort involves the Legal Department and the pursuit of those customers who have the ability, but not the willingness, to resolve their obligations. Creditrust employs three in-house attorneys, several paralegals and a dedicated support staff to process thousands of court cases each year. The Legal Department has the capacity to internally prepare and file collection proceedings in multiple jurisdictions. The Legal Department is responsible for coordinating a network of in excess of 55 attorneys nationwide, determining the suit criteria for each individual jurisdiction, placing cases for immediate suit, obtaining judgment, seizing bank accounts, repossessing automobiles that have equity, coordinating sales of property and instituting wage garnishments to satisfy judgments. In addition, the Legal Department is responsible for overseeing the Company's compliance with applicable laws, rules and regulations associated with the conduct of its business. See "--Government Regulation."

   Foreclosure and Asset Disposition. Creditrust, through its Legal Department, occasionally engages in the execution and foreclosure of real property. In the event that a judgment has been secured, and real estate has been verified as belonging solely to the customer, foreclosure in support of execution of judgment is considered. Unlike foreclosure pursuant to the power of sale contained in a mortgage or deed of trust, a judicial sale of real property follows the state court rules for sheriff's levy and seizure of property. Those rules vary widely by state.

   Consumer Resolution Center. Creditrust maintains an independent consumer resolution center to assist its customers in any dispute they may have with either the original credit grantor or the efforts made by the Company to resolve the dispute. The Company has found that a function separate from and that does not operate in the manner of a recovery department can be useful in resolving certain matters. In turn, Creditrust's employees are freed up to address accounts that are capable of immediate resolution. The consumer resolution center benefits the Company by permitting its employees to use their time more productively.

   Compliance Procedures. The Company's policy is to comply with all provisions of the Fair Debt Collection Practices Act (the "FDCPA") and applicable state laws, regardless of whether such laws apply to it. The Company monitors employee activity on an ongoing basis through its Quality Improvement Group. Employees are trained and tested on their knowledge of the FDCPA, and they are telephonically monitored for compliance with the FDCPA and the Company's stringent standards of customer satisfaction and complaint-free Receivables resolution. In conjunction with telephonic monitoring, an employee's Receivables activities are monitored through the Company's DoubleVision system, which allows a supervisor or manager to observe exactly what the employee sees on the computer monitor, including every keystroke and every system activity generated.

   On a daily basis, a series of audit reports is generated automatically by Mozart, including daily management reports, liquidity reports, telephone reports, skiptrace reports and account officer cash transaction reports. The flexibility of Mozart allows management to make real-time queries of any necessary information.

Competition

   The Company's business is highly competitive, and it expects that competition from new and existing competitors will intensify. The Company competes with other purchasers of defaulted consumer receivables and with third-party collection agencies. The Company's ability to obtain new customers is also materially affected by the financial services companies that choose to manage their own defaulted consumer receivables. Some of these companies may have substantially greater personnel and financial resources. The Company seeks to compete with these companies on the basis of its superior information technology capabilities, which the Company believes enable it to purchase, collect and manage receivables more effectively than its competitors. Following allegations of fraud, the Company's competitor Commercial Financial Services, Inc. recently filed for protection from its creditors under the federal bankruptcy laws. The Company is unable to assess the potential long-term effect of this development on the industry or the markets for purchasing and financing defaulted consumer receivables.

Trademarks and Proprietary Information

   The Company has obtained federal trademark registrations with the United States Patent and Trademark Office with respect to the name "Creditrust" and the Creditrust logo.

   The Company relies on trade secrets to protect its proprietary rights in its systems and information databases. The Company attempts to protect its trade secrets and other proprietary information through agreements with employees and other security measures. Although the Company intends to protect its rights vigorously, there can be no assurance that these measures will be successful.

Government Regulation

   The FDCPA and comparable state statutes establish specific guidelines and procedures which debt collectors must follow to communicate with consumer debtors, including the time, place and manner of such communications. It is the Company's policy to comply with the provisions of the FDCPA and comparable state statutes in all of its collection activities, although it may not be specifically subject thereto. If these laws apply to some or all of the Company's collection activities, the Company's failure to comply with such laws could have a materially adverse effect on the Company. The relationship of a customer and a credit card issuer is extensively regulated by federal and state consumer protection and related laws and regulations. Because many of its Receivables were originated through credit card transactions, certain of the Company's operations are affected by such laws and regulations. Significant laws include the Federal Truth-In-Lending Act, the Fair Credit Billing Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act and the Electronic Funds Transfer Act (and the Federal Reserve Board's regulations which relate to these Acts), as well as comparable statutes in those states in which customers reside or in which the credit grantors are located. State laws may also limit the interest rate and the fees that a credit card issuer may impose on its customers. Among other things, the laws and regulations applicable to credit card issuers impose disclosure requirements when a credit card account is advertised, when it is applied for and when it is opened, at the end of monthly billing cycles and at year end. Federal law requires credit card issuers to disclose to consumers the interest rates, fees, grace periods and balance calculation methods associated with their credit card accounts, among other things. In addition, customers are entitled under current laws to have payments and credits applied to their credit card accounts promptly, to receive prescribed notices and to require billing errors to be resolved promptly. In addition, some laws prohibit certain discriminatory practices in connection with the extension of credit. Failure by the credit grantors to have complied with applicable statutes, rules and regulations could create claims and rights offset by the customers that would reduce or eliminate their obligations under their Receivables, and this could have a materially adverse effect on the Company. Pursuant to agreements under which the Company purchases Receivables, the Company is normally indemnified against losses caused by the failure of the credit grantor to have complied with applicable statutes, rules and regulations relating to the Receivables before they are sold to Creditrust.

   Certain laws, including the laws described above, may limit the Company's ability to collect amounts owing with respect to the Receivables regardless of any act or omission on the part of the Company. For example, under the federal Fair Credit Billing Act, a credit card issuer is subject to all claims (other than tort claims) and defenses arising out of certain transactions in which a credit card is used if the obligor has made a good faith attempt to obtain satisfactory resolution of a disagreement or problem relative to the transaction and, except in cases where there is a specified relationship between the person honoring the card and the credit card issuer, the amount of the initial transaction exceeds $50.00 and the place where the initial transaction occurred was in the same state as the customer's billing address or within 100 miles of that address. As a purchaser of defaulted consumer receivables, the Company may purchase Receivables subject to legitimate defenses on the part of the customer. The statutes further provide that, in certain cases, customers cannot be held liable for, or their liability is limited with respect to, charges to the credit card account that were a result of an unauthorized use of the credit card. No assurances can be given that certain of the Receivables were not established as a result of unauthorized use of a credit card, and, accordingly, the amount of such Receivables could not be collected by the Company. Pursuant to some agreements under which the Company purchased Receivables, the Company is indemnified against certain losses with respect to such Receivables regardless of any act or omission on the part of the Company or the credit grantor.

   Additional consumer protection laws may be enacted that would impose requirements on the enforcement of and collection on consumer credit card or installment accounts. Any new laws, rules or regulations that may be adopted as well as existing consumer protection laws, may adversely affect the ability of the Company to collect the Receivables. In addition, the failure of Creditrust to comply with such requirements could adversely affect the Company's ability to enforce the Receivables.

Properties

   Creditrust is headquartered in a leased facility, consisting of approximately 19,000 square feet, at 7000 Security Boulevard, Baltimore, Maryland 21244. The headquarters facility has capacity for approximately 225 employees and houses all of the training facilities and administrative offices. The Company has also leased an additional facility located approximately two miles from its headquarters at 1705 Whitehead Road, Baltimore, Maryland 21244. This operations center comprises approximately 36,000 square feet and has the capacity to accommodate approximately 700 additional employees and expanded training and recruiting departments. The operations center houses the Company's updated communications and software systems center, which is fully redundant to the computer center, located at the corporate headquarters.

Employees

   As of December 31, 1998, the Company had approximately 640 full-time employees. None of the Company's employees are represented by a labor union. The Company believes that its relations with its employees are good.

Legal Proceedings

   The Company is subject to routine litigation in the ordinary course of business, including contract, collections and employment-related litigation. None of these routine matters, individually or in the aggregate, is believed by the Company to be material to its business or financial condition.

Additional Information

   The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the Public Reference Room maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

Information about the operation of the Public Reference Room may be obtained by calling the Commission at 1-800-SEC-0330. Copies of such material can also be obtained from the Commission's Internet web site at http://www.sec.gov. The common stock of the Company is quoted on the Nasdaq National Market. Reports, proxy statements and other information concerning the Company can be inspected at the offices of The Nasdaq Stock Market, 1735 K Street, Washington, D.C. 20006.

                                   MANAGEMENT

Directors and Executive Officers

   The table below sets forth certain information concerning each of the executive officers and directors of the Company.

             Name               Age                    Position
             ----               ---                    --------
Joseph K. Rensin...............  33 Chairman of the Board, President and Chief
                                     Executive Officer
Frederick W. Glassberg(1)(2)...  65 Director
John G. Moran(1)(2)............  53 Director
Michael S. Witlin..............  30 Director
John L. Davis..................  36 Vice President, Business Development and
                                     Corporate Secretary
J. Barry Dumser................  50 Vice President, General Counsel
John D. Frey...................  53 Vice President, Recovery
James L. Isett.................  42 Vice President, Chief Information Officer
Jefferson B. Moore.............  36 Vice President, Acquisitions
Richard J. Palmer..............  47 Vice President, Chief Financial Officer and
                                     Treasurer
W. Lawrence Petcovic...........  53 Vice President, Human Resources

--------
(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.

   Joseph K. Rensin, Chairman of the Board, President and Chief Executive Officer--Mr. Rensin co-founded Creditrust in 1991 and has served as Chairman of the Board, President and Chief Executive Officer since that time. Mr. Rensin was the initial developer of the Company's PAT and Mozart systems and its extensive database, as well as the customer relations approach to collections and recovery. Prior to founding Creditrust, Mr. Rensin founded and later sold two different technology-related companies. He attended the University of Maryland College Park from 1983 to 1987. While in college, he wrote three books on computers published by Prentice-Hall.

   Frederick William Glassberg, Director--Mr. Glassberg has been a director of Creditrust since 1997. Mr. Glassberg has been since 1991 president of Dornbush Enterprises, Inc., d/b/a Crystal Hill Advisors or its predecessors, Columbia, Maryland, which provides commercial real estate management advice and financial advisory services to corporate and municipal clients. Mr. Glassberg serves on the Board of Directors of three tax-exempt subsidiaries of The Enterprise Foundation that own low- and moderate-income housing. Earlier in his career, Mr. Glassberg served as Chief Financial Officer of a subsidiary of The Rouse Company from 1973 to 1983.

   John G. Moran, Director--Mr. Moran has been a director of Creditrust since 1997. He has been Associate Dean and Executive-in-Residence of the Sellinger School of Business and Management at Loyola College in Baltimore, Maryland since 1995 and President of The Moran Group, LTD, which offers management consulting services to for-profit and not-for-profit organizations, since 1995. From 1986 until 1995, Mr. Moran was President of Household Bank, FSB (Eastern Division).

   Michael S. Witlin, Director--Mr. Witlin co-founded Creditrust in 1991 and he served as Vice President of the Company until 1995. From 1995 to 1997, Mr. Witlin served as a consultant with the Company Entier, providing business process re-engineering services to privately held and public companies as well as federal agencies. Since 1998, Mr. Witlin has been a consultant with RWD Technologies, Inc., providing management and technology consulting services to Fortune 100 companies.

   John L. Davis, Vice President, Business Development and Corporate Secretary--Mr. Davis has been an employee of Creditrust since 1993. Mr. Davis' duties have included service in the Recovery Department, various functions in the Legal Department, including Manager of the Legal Department, and more recently Vice-President of Business Development. Mr. Davis has been instrumental in the development of Creditrust's nationwide network of collection attorneys. Prior to joining Creditrust, Mr. Davis worked in two law firms, while also earning his BS degree in Paralegal Studies at the University of Maryland.

   J. Barry Dumser, Vice President, General Counsel--Mr. Dumser joined Creditrust in 1997 as its General Counsel. From 1994 to 1997, Mr. Dumser served as Vice President, Chevy Chase Bank where he managed the bank's bankruptcy and deceased processing units and supervised the litigation unit, which supported the collection efforts with respect to the Chevy Chase Bank's approximately $5 billion credit card portfolio. From 1993 to 1994, Mr. Dumser served as Vice President and Counsel to Matterhorn Bank Programs and from 1990 to 1994; Mr. Dumser served as Vice President, Commercial Loan Collateral Control, of First American Bank of Virginia. Mr. Dumser received his BS in Economics from Wharton School of Finance and Commerce and his MBA from Boston University School of Management. Mr. Dumser received his JD from the University of Baltimore School of Law in 1983 and was admitted to the Maryland Bar that same year.

   John D. Frey, Vice President, Recovery--Mr. Frey, joined Creditrust in 1998. From 1995 through 1998, Mr. Frey managed recovery operations of Chevy Chase Bank, F.S.B., with a credit card portfolio of approximately $5 billion and served as Vice President Recovery. From 1992 to 1995, Mr. Frey served as Vice President, Collections for First Card Services; from 1990 to 1992, Mr. Frey was employed by HHL Financial Services, an accounts receivable management company primarily serving the healthcare industry. In addition, Mr. Frey served in a variety of managerial roles in the collection operations of American Express Company from 1968 to 1990.

   James L. Isett, Vice President and Chief Information Officer--Mr. Isett joined Creditrust in 1998. Prior to joining Creditrust, Mr. Isett was an independent information technology consultant from 1997 to 1998; Chief Information Officer for Universal Savings Bank, a credit card processor, from 1996 to 1997, and a member of the information technology departments supporting credit card operations at American Express Company from 1996 to 1997, at Bank of America NT & SA from 1994 to 1996, and at National Data Corporation from 1988 to 1994. He received his BS degree from Texas Tech University.

   Jefferson Barnes Moore, Vice President, Acquisitions--Mr. Moore joined Creditrust in 1997. From 1993 to 1997, Mr. Moore was Vice President of Koll-Dove Global Disposition Services, LLC, where he helped the company develop its industry-leading defaulted consumer receivables brokerage operations. Prior to Koll-Dove, Mr. Moore was involved in commercial real estate sales for 12 years. Mr. Moore received his BS degree in Business Administration from the University of Missouri, Columbia.

   Richard J. Palmer, Vice President, Chief Financial Officer and Treasurer-- Mr. Palmer has been Chief Financial Officer of Creditrust since 1996. From 1983 to 1996, Mr. Palmer served as Chief Financial Officer of, and in various other financial functions for, CRI, Inc., a national real estate investment company with headquarters in Rockville, Maryland. Prior to CRI, Inc. Mr. Palmer was with Grant Thornton LLP from 1976 until 1983 and KPMG Peat Marwick from 1973 to 1976. Mr. Palmer has a BS degree in accounting from Florida Atlantic University in Boca Raton, Florida. He received his Florida certified public accounting certificate in 1974, and received reciprocity in the District of Columbia in 1976.

   W. Lawrence Petcovic, Vice President, Human Resources--Mr. Petcovic joined Creditrust in November 1998. He was Vice President of Training at Chevy Chase Credit Card Operations Center from 1996 to 1998 and Director of Training and Total Quality Management for The Ryland Group, Inc, a large homebuilder and financial services company, from 1989 to 1993. Mr. Petcovic has over 22 years experience in training, human resources, business process improvement, and operations.

   The Company's officers are elected annually by and serve at the discretion of the Board of Directors. Creditrust's Board of Directors is not divided into classes. At each annual meeting of stockholders, directors are elected to serve until the next annual meeting of stockholders and until their successors have been elected and qualified.

Board Committees

   The Board of Directors has standing Audit and Compensation Committees. The Audit Committee annually recommends to the Board the appointment of independent certified public accountants for the Company, reviews the scope and fees of the annual audit and any special audit, and reviews the results with the auditors. Further, it reviews accounting practices and policies of the Company with the auditors and the adequacy of the accounting and financial controls of the Company and submits recommendations to the Board regarding oversight and compliance with accounting principles and legal requirements. The Compensation Committee reviews and makes recommendations to the Board regarding salaries and benefits of officers of the Company and administers the Company's incentive stock option and employee stock purchase plans.

Compensation of Directors

   Directors of the Company who are also employees of the Company do not receive additional compensation for their services as directors. Non-employee directors of the Company receive annual director compensation consisting of shares of common stock with a value of $10,000 pursuant to the Company's 1998 Stock Incentive Plan and $5,000 in cash. Each non-employee director receives $1,500 for each Board meeting attended in person and $500 for each Board meeting attended telephonically. In addition, each non-employee director receives $500 for each committee meeting attended in person and $300 for each committee meeting attended telephonically. Non-employee directors also are reimbursed for expenses incurred to attend meetings of the Board of Directors and its committees. Further, Mr. Witlin was granted an option to purchase 32,258 shares of common stock on the same terms as the grants to executive officers described below under "Compensation Pursuant to Plans."

Executive Compensation

   The following table sets forth the compensation paid by Creditrust during the fiscal years ended December 31, 1997 and December 31, 1998 to Creditrust's Chief Executive Officer and all other executive officers receiving compensation in excess of $100,000 in 1997 and 1998 (the "Named Executive Officers").

                           Summary Compensation Table

                                                  Annual
                                               Compensation
                                             -----------------    All Other
Name and Principal Position             Year  Salary   Bonus   Compensation(1)
---------------------------             ---- -------- -------- ---------------
Joseph K. Rensin....................... 1998 $218,846 $    --      $ 1,295
 Chairman and Chief Executive Officer   1997  150,010      --          --

Rick W. Chandler(2).................... 1998   95,022   21,664      91,934(3)
 Vice President, Recovery               1997  101,637   22,667         --

John L. Davis.......................... 1998  150,010    5,000       1,195
 Vice President, Business Development   1997  150,010   16,777       1,772

Jefferson B. Moore..................... 1998  150,010  128,728       1,615
 Vice President, Acquisitions           1997  138,470    2,000         --

Richard J. Palmer...................... 1998  150,010   42,584       1,444
 Vice President and Chief Financial
  Officer                               1997 $150,010 $118,589     $   188

--------
(1) Represents amounts contributed by the Company to the individuals' accounts in the Company's 401(k) plan.
(2) Mr. Chandler was employed by the Company through September 1998. John D. Frey became the Company's Vice President, Recovery in September 1998.
(3) Includes the amount paid to Mr. Chandler upon cancellation of his options in connection with the termination of his employment with the Company.

Employment Agreements

   The Company has entered into employment agreements with Messrs. Palmer, Moore, Frey and Davis. The employment agreements entitle Messrs. Palmer and Moore to annual incentive compensation in an amount up to $100,000 in the discretion of the Compensation Committee, in addition to an annual base compensation of $150,000. Mr. Davis receives annual compensation of $150,000. Mr. Frey receives annual compensation of $150,000 and incentive compensation based upon the performance of the Recovery Department. Effective April 14, 1998, the Compensation Committee increased Mr. Rensin's annual salary to $250,000. Mr. Rensin is also entitled to incentive compensation in an amount up to $100,000 annually in the discretion of the Compensation Committee.

   Messrs. Palmer, Moore, Frey and Davis are entitled to all Company benefits to which employees generally are eligible, and each is subject to a confidentiality agreement that prohibits him from disclosing the Company's proprietary information, removing Company documents or soliciting other employees for outside employment for two years after he leaves the Company. In the event of a breach of the confidentiality agreement, the Company is entitled to liquidated damages of $100 per day for each day the agreement is violated, among other remedies.

   Messrs. Palmer, Moore, Frey and Davis each have agreed not to compete with the Company for three years from the date he leaves the Company, subject to certain geographic limitations. Pursuant to his employment agreement, the Company reimbursed Mr. Moore for $15,000 in moving expenses in connection with his relocation to Maryland and $10,000 for his temporary residence costs during the first several months of his employment, as well as certain temporary financial assistance in connection with his relocation. See "Certain Transactions."

Compensation Pursuant to Plans

   1998 Stock Incentive Plan. The Company has reserved a total of 800,000 shares of common stock for issuance pursuant to the Creditrust 1998 Stock Incentive Plan (the "Stock Plan"). The Stock Plan was established to provide incentives to motivate and retain key employees of the Company. The Stock Plan is administered by the Compensation Committee of the Board of Directors and provides for the grant of incentive stock options and non-qualified stock options, as well as stock appreciation rights, restricted or unrestricted stock awards, phantom stock, performance awards, or any combination of the foregoing. The Compensation Committee is authorized to grant options under the Stock Plan to all eligible employees of the Company, including executive officers. Directors who are not also employees of the Company are eligible for grants under the Stock Plan. Options granted under the Stock Plan are granted on such terms and at such prices as are determined by the Compensation Committee, except that the per share exercise price of incentive stock options granted under the Stock Plan cannot be less than the fair market value of the common stock on the date of grant. Each option is exercisable after the period or periods specified in the option agreement, but no incentive stock option may be exercised after the expiration of 10 years from the date of grant. No option may be granted under the Stock Plan after April 6, 2008. Incentive stock options granted to an individual who owns (or is deemed to own) 10% or more of the total combined voting power of all classes of stock of the Company must have an exercise price of at least 110% of the fair market value of the common stock on the date of grant, and a term of no more than five years. The Board of Directors has the authority to amend or terminate the Stock Plan, however certain amendments are subject to stockholder approval.

   Currently, there are 800,000 shares of common stock available for issuance under the Stock Plan, of which 312,500 shares are subject to outstanding options.

                       Option Grants In Last Fiscal Year

   The following table sets forth information regarding non-qualified stock options granted under the Stock Plan by Creditrust during the fiscal year ended December 31, 1998 to each of the Named Executive Officers.

                                                                             Potential
                                                                        Realizable Value at
                                                                          Assumed Annual
                                                                          Rates of Stock
                                                                        Price Appreciation
                                       Individual Grants                for Option Term(4)
                         ---------------------------------------------- -------------------
                         Number of
                         Securities Percentage of
                         Underlying Total Options
                          Options     Granted in   Exercise  Expiration
Name                     Granted(1) Fiscal Year(2) Price (3)    Date       5%       10%
----                     ---------- -------------- --------- ---------- -------- ----------
Joseph K. Rensin........      --          --           --         --         --         --
John L. Davis...........   64,516       20.65%      $15.50     4/6/08   $628,575 $1,593,581
Jefferson B. Moore......   64,516       20.65        15.50     4/6/08    628,575  1,593,581
Richard J. Palmer.......   64,516       20.65        15.50     4/6/08    628,575  1,593,581

--------
(1) Twenty percent of the options vested on the date of grant and the remaining options vest at a rate of 20% on each anniversary of the date of grant.
(2) Based on an aggregate of 312,500 shares subject to options grant to employees, officers and directors of Creditrust in the fiscal year ended December 31, 1998, including the Named Executive Officers.
(3) The options were granted at an exercise price equal to the fair market value of the common stock on the date of grant.
(4) As mandated by regulations promulgated by the Commission, the table describes the hypothetical gains that would exist for the respective options granted based on assumed rates of annual stock price appreciation of 5% and 10% from date of grant to the end of the option term. These hypothetical gains are based on assumed rates of appreciation and, therefore, the actual gains, if any, on stock option exercises are dependent on the future performance of the common stock, overall stock market conditions and the continued employment of the named individuals with the Company. As a result, the amounts reflected in this table may not necessarily be achieved.

   Messrs. Frey, Isett and Petcovic have been granted options to purchase a total of 38,306 shares of common stock at a weighted average exercise price of $16.97.

   Stock Purchase Plan. The Company has reserved a total of 100,000 shares of common stock for issuance pursuant to the Creditrust 1998 Employee Stock Purchase Plan (the "Stock Purchase Plan"). The Stock Purchase Plan was established to promote the long-term success of the Company by providing employees of the Company with a convenient opportunity to become stockholders. Options granted and shares of common stock purchased under the Stock Purchase Plan are intended to qualify for the favorable tax treatment for employees available under Section 423 of the Internal Revenue Code of 1986, as amended.

   The Compensation Committee administers the Stock Purchase Plan. Under the terms of the Stock Purchase Plan, all eligible employees of the Company have the opportunity to purchase common stock through payroll deductions. The purchase price is determined by the Compensation Committee but in no event will it be lower than 85% of the lesser of (1) the fair market value of a share of common stock on the offering date, or (2) the fair market value of a share of common stock on the purchase date, provided that the price per share is not less than par value. The fair market value on any offering date shall be the average on that date of the high and low prices of a share of common stock on the principal national securities exchange on which the common stock is trading. The maximum number of shares for which each employee may purchase options in each annual period is determined by the Compensation Committee prior to the commencement of each offering period. The Stock Purchase Plan limits purchases to $25,000 per participant for each calendar year. The aggregate amount of shares of common stock that have been reserved under the Stock Purchase Plan is subject to adjustment for recapitalization, stock dividend, reorganization, merger, consolidation or other changes in capital affecting the common stock.

Indemnification of Directors and Officers

   Pursuant to the Company's Charter and Bylaws, the Company is obligated to indemnify each of its directors and officers to the fullest extent permitted by Maryland law with respect to all liability and losses suffered and reasonable expenses incurred in any action, suit or proceeding in which such person was or is made or threatened to be made a party or is otherwise involved by reason of the fact that such person is or was a director or officer of the Company. The Company is obligated to pay the reasonable expenses of the directors or officers incurred in defending such proceedings if the indemnified party agrees to repay all amounts advanced by the Company if it is ultimately determined that such indemnified party is not entitled to indemnification. See "Description of Capital Stock--Limitations on Liability of Officers and Directors."

                              CERTAIN TRANSACTIONS

   Mr. Rensin had unconditionally and personally guaranteed (the "Guaranty") the Company's former bank credit facility, including attorneys fees and expenses, incurred by the bank in enforcing its rights under the Guaranty. A portion of the proceeds of the Initial Securitization was used to pay off and terminate this facility, and, consequently the Guaranty has terminated.

   Mr. Rensin had unconditionally and personally guaranteed the Subordinated Notes. A portion of the proceeds of the initial public offering was used to repay the Subordinated Notes and consequently terminated this subordinated guaranty.

   Jefferson B. Moore, who has served as the Company's Vice President, Acquisitions since January 22, 1997, received a loan of $78,000 on February 28, 1997 pursuant to his employment agreement. The Company issued the loan to Mr. Moore and his wife to assist with their purchase of a residence in Maryland. Mr. and Mrs. Moore paid a $38,000 installment on May 30, 1997, leaving a balance of $40,000 which was repaid in June 1998.

   The Company remitted payments on loans due participants (including interest) of approximately $416,000, $743,000 and $58,000 to Mr. Rensin and various investment vehicles owned or controlled by Mr. Rensin during the years ended December 31, 1995, 1996 and 1997, respectively. The remaining amounts due to participants will be repaid as the related Receivables are liquidated.

   The Company also remitted a payment of approximately $66,000 to a corporation prior to the initial public offering, of which Mr. Glassberg is an executive officer, as a finder's fee in connection with the contract for the receivables that were serviced by the Company and included in the Initial Securitization.

   Any future related-party transactions will be on terms at least as favorable to the Company as available from third parties and will be approved by a majority of the disinterested directors.

                              SELLING STOCKHOLDERS

   The common stock offered hereby (the "Shares") is issuable upon exercise of the Warrants. The Selling Stockholders may from time to time offer and sell pursuant to this prospectus any or all of the Shares. The term "Selling Stockholder" includes the holders listed below and the beneficial owners of the Warrants or Shares and their transferees, pledges, donees or other successors.

   The following table sets forth information with respect to the Selling Stockholders and the respective number of Warrants beneficially owned by each Selling Stockholder and the number of shares of stock into which such Warrants will be convertible into upon exercise thereof that may be offered pursuant to this prospectus.

                                               Number of
                                               Shares to                 Percentage
                                                  be                      of Total
                         Number of            Issued Upon Percentage of    Voting
                         Warrants  Percentage Exercise of  Common Stock  Power After
                           Held     of Total  Warrants(1) Outstanding(2) Exercise(3)
                         --------- ---------- ----------- -------------- -----------
Odyssey Capital Group,
 L.P., a Pennsylvania
 limited partnership....  67,500      15.0%     67,500          *             *
Porter Partners.........  58,500      13.0      58,500          *             *
Lancaster Investment
 Partners L.P.(4).......  54,000      12.0      54,000         1.3           1.3
American High Growth
 Equities Retirement
 Trust(5)...............  45,000      10.0      45,000          *             *
Losty Capital
 Management(6)..........  45,000      10.0      45,000         1.1           1.1
Sonz Partners L.P.......  45,000      10.0      45,000          *             *
Lagunitas Partners
 LP(7)..................  36,000       8.0      36,000          *             *
Gruber & McBaine
 Int'l(8)...............  21,600       4.8      21,600          *             *
Jeff Porter.............  18,000       4.0      18,000          *             *
Allan Bortel or Sydne
 Bortel, trustees, or
 their successors in
 trust, under the Sydne
 and Allan Bortel living
 trust, dated September
 14, 1998, and any
 amendments thereto.....  13,500       3.0      13,500          *             *
EDJ Limited.............  13,500       3.0      13,500          *             *
Jon & Linda Gruber(9)...   9,000       2.0       9,000          *             *
Dawn Dobras(10).........     450       1.0         450          *             *
Eric B. Swergold(11)....     450       1.0         450          *             *

--------
 *  Less than 1%.
(1) Assumes exercise of the full amount of Warrants held by such holder at the exercise price of $12.00 per share. Fractional shares will be redeemed in cash.

(2) Computed in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act and based upon 7,984,480 shares of common stock outstanding as of December 31, 1998, treating as outstanding the number of Shares shown as being issuable upon the assumed exercise of the named holder of the full amount of such holder's Warrants but not assuming the conversion of the Warrants of any other holder. Includes common stock, if any, beneficially owned by the holder other than the Shares.

(3) The percentage of total voting power after exercise represents the percentage of the voting power each stockholder will have after the exercise based upon 7,984,480 shares of common stock outstanding as of December 31, 1998 treating as outstanding the number of Shares as being issuable upon the assumed exercise by the named holder of the full amount of such holder's Warrants but not assuming the exercise of the Warrants of any other holder. Includes common stock, if any, beneficially owned by the holder other than the Shares.

(4) Lancaster Investment Partners, L.P. ("Lancaster") owns 48,500 shares of common stock. Lancaster is an affiliate of Boenning & Scattergood, Inc. which participated in the initial public offering of the Company's common stock in July 1998 and the placement of the Warrants described herein. Lancaster agreed, subject to certain exceptions, not to sell or otherwise dispose, directly or indirectly, of any shares of common stock until April 2, 1999.

(5) American High Growth Equities Retirement Trust owns 27,500 shares of common stock.

(6) Losty Capital Management owns 42,000 shares of common stock.

(7) Lagunitas Partners LP owns 4,500 shares of common stock.

(8) Gruber & McBaine Int'l owns 2,500 shares of common stock.

(9) Jon & Linda Gruber own 3,000 shares of common stock.

(10) Ms. Dobras owns 100 shares of common stock.

(11) Mr. Swergold owns 100 shares of common stock.

   None of the Selling Stockholders has, or within the past three years has had, any position, office or other material relationship with the Company or any of its predecessors or affiliates. Because the Selling Stockholders may, pursuant to this prospectus, offer all or some portion of the Shares, no estimate can be given as to the amount of Shares that will be held by the Selling Stockholders upon termination of any such sales. In addition, the Selling Stockholders identified above may have sold, transferred or otherwise disposed of all or a portion of their Warrants, in transactions exempt from the registration requirements of the Securities Act, since the date on which they provided the information regarding their Warrants. Information regarding changes with respect to the Selling Stockholders will be set forth in supplements to this prospectus if and when necessary. See "Plan of Distribution."

                          DESCRIPTION OF CAPITAL STOCK

General

   The Company is authorized to issue 20,000,000 shares of common stock, $0.01 par value per share, and 5,000,000 shares of preferred stock, $0.01 par value per share (the "Preferred Stock"). As of December 31, 1998, the Company had 8,000,000 shares of common stock issued, 7,984,480 shares of common stock outstanding and no shares of Preferred Stock outstanding. The following description of capital stock of the Company is qualified in its entirety by reference to the Company's Charter.

Common Stock

   Holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders generally. Stockholders have no right to cumulate their votes in the election of directors. Accordingly, holders of a majority of the outstanding shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. If all the shares of common stock offered by this prospectus are sold, Mr. Rensin will own 61.5% of the outstanding common stock. Mr. Rensin will be able to control effectively most matters requiring approval by the Company's stockholders, including the election of directors, the approval of charter amendments, and the approval of major transactions for which stockholders have approval rights. Holders of common stock are entitled to receive dividends and other distributions pro rata when, as and if declared from time to time by the Board of Directors out of funds legally available therefor. The Company does not intend to declare or pay any dividends on the shares of its common stock in the near future. See "Dividend Policy." In the event of a voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, including all distributions to holders of Preferred Stock having a liquidation preference over the common stock. The Company's Charter gives the holders of common stock no preemptive or other subscription or conversion rights, and there are no redemption provisions with respect to such shares. All outstanding shares of common stock are, and the shares offered hereby will be, when issued and paid for, fully paid and non-assessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of Preferred Stock, which the Company may designate and issue in the future from time to time.

Preferred Stock

   Under the Charter, the Board of Directors is authorized to issue Preferred Stock, in one or more series, and to fix the number of shares constituting such series and the designation of such series, the voting powers (if any) of the shares of such series, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series. The Company has not issued any series of Preferred Stock.

Warrants

   The Company has issued and outstanding Warrants to purchase 396,000 shares of common stock at an exercise price of $12.00 per share and Warrants to purchase 54,000 shares of common stock at an exercise price of $15.50 per share. The Warrants expire on April 1, 2003 and are subject to customary anti-dilution adjustments upon dividends and distributions on the common stock, subdivisions or reclassifications of common stock, combinations and reclassifications of the common stock, and certain transactions occurring prior to an initial public offering of common stock.

Limitations on Liability of Officers and Directors

   The Company's Charter and Bylaws provide for mandatory indemnification of the officers and directors of the Company to the fullest extent permitted by the Maryland General Corporation Law ("MGCL"), including some instances in which indemnification is otherwise discretionary under the MGCL. The Charter contains provisions that eliminate the personal liability of the Company's directors and officers for monetary damages resulting from breaches of their fiduciary duties as directors or officers other than for a judgment or other final adjudication adverse to the officer or director that is entered based on a finding of active or deliberate dishonesty, payment of unlawful distributions, or for any transaction from which the director or officer derived an improper personal benefit. The Company believes that these provisions are essential to attracting and retaining qualified persons as directors and officers.

   There is no pending litigation or proceeding involving a director or officer of the Company as to which indemnification is being sought, and the Company is not aware of any threatened litigation that may result in claims for indemnification by any officer or director.

Anti-Takeover Provisions

 Business Combinations

   Under the MGCL, certain "business combinations" (including a merger, consolidation, share exchange, or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and (i) any person who beneficially owns 10% or more of the voting power of the corporation's shares, (ii) an affiliate or associate of such corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of the corporation (in either case, an "interested stockholder"), or (iii) any affiliate of an interested stockholder, are prohibited for five years after the most recent date on which the interested stockholder became an interested stockholder, and thereafter must be recommended by the board of directors of the Maryland corporation and approved by the affirmative vote of at least (a) 80% of the votes entitled to be cast by holders of its outstanding voting shares, and (b) two-thirds of the votes entitled to be cast by holders of such outstanding voting shares, other than shares held by the interested stockholder with whom the business combination is to be effected; unless, among other things, the corporation's stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares. These provisions of the MGCL do not apply to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the interested stockholder becomes an interested stockholder.

   The Company is generally governed by the MGCL's business combinations statute. However, the Company's Charter exempts any business combination with Mr. Rensin or his present or future affiliates from the application of such statute.

 Control Share Acquisitions

   The MGCL provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast by stockholders, excluding shares of stock as to which the acquiring person, officers of the corporation and directors of the corporation who are employees of the corporation are entitled to exercise or direct the exercise of the voting power of the shares in the election of directors. "Control shares" are voting shares of stock which, if aggregated with all other shares of stock previously acquired by such person, would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority or (iii) a majority of all voting power. Control shares do not include shares that the acquiring person is entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition, directly or indirectly, of control shares, subject to certain exceptions.

   A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares.

   If voting rights are not approved at the meeting or if the acquirer does not deliver an acquiring person statement as required by the statute, then subject to certain conditions and limitations, the corporation may redeem any or all of the control shares, except those for which voting rights have previously been approved, for fair value determined, without regard to voting rights, as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders' meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid in the control share acquisition, and certain limitations and restrictions generally applicable to the exercise of appraisal rights do not apply in the context of a control share acquisition.

   The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or to acquisitions approved or excepted by the charter or the bylaws of the corporation.

   The business combination statute and the control share acquisition statute could have the effect of discouraging unsolicited offers to acquire the Company and of increasing the difficulty of consummating any such offer.

Transfer Agent and Registrar

   The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company.

                              PLAN OF DISTRIBUTION

   Pursuant to a Registration Rights Agreement dated as of April 9, 1998 (the "Registration Rights Agreement") between the Company and Ferris, Baker, Watts Incorporated, as placement agent, entered into in connection with the offering of the Warrants and the Shares to be issued upon exercise thereof, the Registration Statement of which this prospectus forms a part was filed with the Commission covering the resale of the Shares. The Company has agreed to use all reasonable efforts to keep the Registration Statement effective until July 28, 2001, two years from the effective date of the initial public offering (or such earlier date when the holders of the Shares are able to sell all such Shares immediately without restriction as described in the Registration Rights Agreement. The Company will be permitted to suspend the use of this prospectus (which is a part of the Registration Statement) in connection with the sale of the Shares by holders during certain period of time under certain circumstances relating to pending corporate developments and public filings with the Commission and similar events. The specific provisions relating to the registration rights described above are contained in the Registration Rights Agreement, and the foregoing summary is qualified in its entirety by reference to the provisions of such agreement.

   The Company will not receive any of the proceeds of the offering of the Shares by the Selling Stockholders. Sales of the Shares may be effected by or for the account of the Selling Stockholders from time to time in transactions (which may include block transactions) on any exchange or market on which such securities are listed or quoted, as applicable, in negotiated transactions, through a combination of such methods of sale, or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices. The Selling Stockholders may effect such transactions by selling the Shares directly to purchasers, through broker-dealers acting as agents for the Selling Stockholders, or to broker-dealers who may purchase Shares as principals and thereafter sell the Shares from time to time in transactions (which may include block transactions) on any exchange or market on which such securities are listed or quoted, as applicable, in negotiated transactions, through a combination of such methods of sale, or otherwise. In effecting sales, broker-dealers engaged by Selling Stockholders may arrange for other broker-dealers to participate. Such broker-dealers, if any, may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of the Shares for whom such broker-dealers may act as agents or to whom they may sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The Selling Stockholders and any broker-dealers, agents or underwriters that participate with the Selling Stockholders in the distribution of the Shares may be deemed "underwriters" within the meaning of the Securities Act. Any commissions paid or any discounts or concessions allowed to any such persons, and any profits received on the resale of the Shares offered hereby and purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

   Pursuant to the Registration Rights Agreement, the Company has agreed to pay all expenses incident to the offer and sale of the Shares offered by the Selling Stockholders hereby, except that the Selling Stockholders will pay all underwriting discounts and selling commissions, if any. The Company and the Selling Stockholders are obligated to indemnify each other against certain liabilities arising under the Securities Act.

   The outstanding common stock is quoted on the Nasdaq National Market and the Shares have been approved for listing on the Nasdaq National Market subject to official notice of issuance.

   To comply with the securities laws of certain states, if applicable, the Shares offered hereby will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

   Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the Shares may be limited in its ability to engage in market activities with respect to such Shares. In addition and without limiting the foregoing, each Selling Stockholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchase and sales of any of the Shares by the Selling Stockholders. The foregoing may affect the marketability of the Shares.

                        SHARES ELIGIBLE FOR FUTURE SALE

   As of December 31, 1998, the Company had 7,984,480 shares of common stock outstanding. If all the Warrants are exercised, there will be 8,434,480 shares of common stock outstanding. Of those shares, the 2,808,711 shares of common stock sold in the initial public offering of the Company's common stock are freely transferable without restriction or registration under the Securities Act of 1933, as amended (the "Act"), unless purchased by persons deemed to be "affiliates" of the Company (as that term is defined in the Act) ("Affiliates"). In addition, the 450,000 shares of common stock offered by this prospectus will be freely tradeable without restriction or registration under the Act when the registration statement, of which this prospectus is a part, becomes effective. The remaining 5,191,289 shares of Common Stock outstanding ("Restricted Shares") may only be sold in the public market if such shares are registered under the Act or sold in accordance with Rule 144 promulgated under the Act. In general, under Rule 144 a person (or persons whose shares are aggregated) including an affiliate, who has beneficially owned the shares for one year, may sell in the open market within any three-month period a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of the Company's common stock, or (ii) the average weekly trading volume in the common stock on the Nasdaq National Market during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain limitations on the manner of sale, notice requirements and availability of current public information about the Company. A person (or persons whose shares are aggregated) who is deemed not to have been an Affiliate of the Company at any time during the 90 days preceding a sale by such person and who has beneficially owned his shares for at least two years, may sell such shares in the public market under Rule 144(k) without regard to the volume limitations, manner of sale provisions, notice requirements or availability of current information referred to above. Restricted shares properly sold in reliance upon Rule 144 are thereafter freely tradeable without restrictions or registration under the Act, unless thereafter held by an Affiliate of the Company.

   The Company has reserved an aggregate of 800,000 shares of common stock for issuance pursuant to the Stock Plan and 100,000 shares for issuance under the Stock Purchase Plan and the Company registered such shares on Form S-8. Subject to restrictions imposed pursuant to the Stock Plan and the Stock Purchase Plan, shares of common stock issued pursuant to the Stock Plan or Stock Purchase Plan after the effective date of any Registration Statement on Form S-8 will be available for sale in the public market without restriction to the extent they are held by persons who are not Affiliates of the Company, and by Affiliates pursuant to Rule 144.

                                 LEGAL MATTERS

   Certain legal matters with respect to the validity of the shares of common stock are being passed upon for the Company by Piper & Marbury L.L.P., Baltimore, Maryland.

                                    EXPERTS

   The financial statements for each of the years ended December 31, 1995, 1996 and 1997 included in this prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as stated in their reports thereon appearing elsewhere herein, and are included in reliance on their authority as experts in accounting and auditing.

                             CREDITRUST CORPORATION

                         Index to Financial Statements

Report of Independent Certified Public Accountants......................... F-2
Financial Statements
  Balance Sheets as of December 31, 1995, 1996 and 1997, and Unaudited
   Balance Sheet as of September 30, 1998.................................. F-3
  Statements of Earnings for the years ended December 31, 1995, 1996 and
   1997, and Unaudited Statements of Earnings for the nine months ended
   September 30, 1997 and 1998............................................. F-4
  Statements of Stockholders' Equity for the years ended December 31, 1995,
   1996, and 1997, and Unaudited Statement of Stockholders' Equity for the
   nine months ended September 30, 1998.................................... F-5
  Statements of Cash Flows for the years ended December 31, 1995, 1996, and
   1997, and Unaudited Statements of Cash Flows for the nine months ended
   September 30, 1997 and 1998............................................. F-6
  Notes to Financial Statements............................................ F-7

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Creditrust Corporation

   We have audited the accompanying balance sheets of Creditrust Corporation (the Company) as of December 31, 1995, 1996 and 1997, and the related statements of earnings, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Creditrust Corporation as of December 31, 1995, 1996 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Grant Thornton LLP

Vienna, Virginia
February 24, 1998

                             CREDITRUST CORPORATION

                                 BALANCE SHEETS

                                            December 31,
                                  --------------------------------  September
                                     1995       1996       1997     30, 1998
                                  ---------- ---------- ---------- -----------
                                                                   (Unaudited)
             Assets
Cash and Cash Equivalents........ $  548,234 $  475,635 $  769,576 $ 9,874,525
Accounts Receivable..............     90,000     13,250     55,766     241,763
Income Taxes Receivable..........        --       6,414    200,163     242,041
Finance Receivables..............  1,852,110  6,603,735  5,049,839  20,554,504
Prepaid Expenses.................     17,215      2,813     59,122     359,309
Investment in Securitization.....        --         --         --    4,653,613
Property and Equipment...........    221,312    469,001  1,434,218   2,356,257
Deferred Costs...................        --         --     534,700     561,121
Other Assets.....................      9,380      2,700    100,852     532,274
                                  ---------- ---------- ---------- -----------
    Total Assets................. $2,738,251 $7,573,548 $8,204,236 $39,375,407
                                  ========== ========== ========== ===========
  Liabilities and Stockholders'
              Equity
Due to Participants.............. $  947,454 $   84,131 $   51,181 $    54,878
Servicing Remittances Due........        --         --     101,358         --
Income Taxes Payable.............    109,038        --         --          --
Accounts Payable and Accrued
 Expenses........................    112,176    457,186    653,065   2,123,641
Notes Payable....................        --   3,792,842  2,105,972         --
Capitalized Lease Obligations....     61,749     40,744    972,342   1,784,939
Deferred Income..................        --     895,449    895,449         --
Lease Incentives.................        --      72,000    266,630     303,868
Deferred Tax Liability...........    373,715    623,177  1,093,846   2,868,434
                                  ---------- ---------- ---------- -----------
Total Liabilities................  1,604,132  5,965,529  6,139,843   7,135,760
Stockholders' Equity
  Preferred stock, $.01 par
   value; 5,000,000 shares
   authorized, none issued and
   outstanding...................        --         --         --          --
  Common stock, $.01 par value;
   20,000,000 shares authorized,
   6,000,000 shares issued and
   outstanding at December 31,
   1995, 1996, and 1997;
   8,000,000 shares issued and
   7,984,480 shares outstanding
   at September 30, 1998.........     60,000     60,000     60,000      80,000
  Paid in capital................     52,824     52,824     52,824  27,703,619
  Stock held for benefit plans...        --         --         --     (268,690)
  Retained earnings..............  1,021,295  1,495,195  1,951,569   4,724,718
                                  ---------- ---------- ---------- -----------
    Total Stockholders' Equity...  1,134,119  1,608,019  2,064,393  32,239,647
                                  ---------- ---------- ---------- -----------
    Total Liabilities and
     Stockholders' Equity........ $2,738,251 $7,573,548 $8,204,236 $39,375,407
                                  ========== ========== ========== ===========

        The accompanying notes are an integral part of these statements.

                             CREDITRUST CORPORATION

                             STATEMENTS OF EARNINGS

                                                                Nine Months ended
                              Year ended December 31,             September 30,
                          ----------------------------------  -----------------------
                             1995        1996        1997        1997        1998
                          ----------  ----------  ----------  ----------  -----------
                                                                   (Unaudited)
Revenue
  Income on finance
   receivables..........  $4,559,542  $5,521,063  $7,245,744  $5,769,558  $ 6,324,332
  Servicing fees........         --          --    2,580,200     683,695    2,379,830
  Gain on sale..........         --          --          --          --     7,416,666
                          ----------  ----------  ----------  ----------  -----------
                           4,559,542   5,521,063   9,825,944   6,453,253   16,120,828
Expenses
  Personnel.............   1,846,605   2,617,862   5,922,172   3,864,114    7,497,181
  Contingency legal and
   court costs..........     374,492     212,530     320,104     238,460      302,532
  Communications........     404,021     573,118     911,508     602,928    1,102,705
  Rent and other
   occupancy............     239,603     382,020     853,344     594,036      898,953
  Professional fees.....     117,094     155,754     504,003     183,991      432,912
  General and
   administrative.......     132,244     193,221     270,509     244,622      411,188
  Portfolio repurchase
   costs................         --      383,736         --          --           --
                          ----------  ----------  ----------  ----------  -----------
                           3,114,059   4,518,241   8,781,640   5,728,151   10,645,471
                          ----------  ----------  ----------  ----------  -----------
Earnings from
 Operations.............   1,445,483   1,002,822   1,044,304     725,102    5,475,357
Other Income (Expense)
  Interest and other....      20,533      74,307      14,755       7,143      386,754
  Interest expense......    (269,634)   (287,530)   (377,410)   (318,325)    (382,571)
                          ----------  ----------  ----------  ----------  -----------
Earnings Before Income
 Taxes and Extraordinary
 Loss...................   1,196,382     789,599     681,649     413,920    5,479,540
Provision for Income
 Taxes..................     462,759     315,699     225,275     161,429    2,139,968
                          ----------  ----------  ----------  ----------  -----------
Earnings Before
 Extraordinary Loss.....     733,623     473,900     456,374     252,491    3,339,572
Extraordinary Loss (net
 of taxes)..............         --          --          --          --      (566,423)
                          ----------  ----------  ----------  ----------  -----------
Net Earnings............  $  733,623  $  473,900  $  456,374  $  252,491  $ 2,773,149
                          ==========  ==========  ==========  ==========  ===========
Earnings per Common
 Share Basic and Diluted
 Before Extraordinary
 Item...................  $     0.12  $     0.08  $     0.08  $     0.04  $      0.52
Extraordinary Item......         --          --          --          --         (0.09)
                          ----------  ----------  ----------  ----------  -----------
Earnings per Common
 Share Basic and
 Diluted................  $     0.12  $     0.08  $     0.08  $     0.04  $      0.43
                          ==========  ==========  ==========  ==========  ===========
Weighted-Average Number
 of Common Shares
 Outstanding During the
 Period Basic and
 Diluted................   6,000,000   6,000,000   6,000,000   6,000,000    6,444,444
                          ==========  ==========  ==========  ==========  ===========

        The accompanying notes are an integral part of these statements.

                             CREDITRUST CORPORATION

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                               Stock
                                             Additional                      Held for
                           Common    Common    Paid in   Preferred Preferred  Benefit    Retained
                           Shares     Stock    Capital    Shares     Stock     Plans     Earnings     Total
                          ---------  ------- ----------- --------- --------- ---------  ---------- -----------
Balance at January 1,
 1995...................  6,000,000  $60,000 $    52,824    --        --           --   $  287,672 $   400,496
Net Earnings............        --       --          --     --        --           --      733,623     733,623
                          ---------  ------- -----------    ---       ---    ---------  ---------- -----------
Balance at December 31,
 1995...................  6,000,000   60,000      52,824    --        --           --    1,021,295   1,134,119
Net Earnings............        --       --          --     --        --           --      473,900     473,900
                          ---------  ------- -----------    ---       ---    ---------  ---------- -----------
Balance at December 31,
 1996...................  6,000,000   60,000      52,824    --        --           --    1,495,195   1,608,019
Net Earnings............        --       --          --     --        --           --      456,374     456,374
                          ---------  ------- -----------    ---       ---    ---------  ---------- -----------
Balance at December 31,
 1997...................  6,000,000   60,000      52,824    --        --           --    1,951,569   2,064,393
Initial Public Offering
 (unaudited)............  2,000,000   20,000  27,241,289    --        --           --          --   27,261,289
Value of common stock
 Purchase Warrants
 issued in connection
 with subordinated debt
 financing (unaudited)..        --       --      409,506    --                     --          --      409,506
Stock purchased for
 benefit plans
 (unaudited)............    (15,520)     --          --     --        --      (268,690)        --     (268,690)
Net Earnings
 (unaudited)............        --       --          --     --        --           --    2,773,149   2,773,149
                          ---------  ------- -----------    ---       ---    ---------  ---------- -----------
Balance at September 30,
 1998 (unaudited).......  7,984,480  $80,000 $27,703,619    --        --     $(268,690) $4,724,718 $32,239,647
                          =========  ======= ===========    ===       ===    =========  ========== ===========


        The accompanying notes are an integral part of these statements.

                             CREDITRUST CORPORATION

                            STATEMENTS OF CASH FLOWS

                                                                Nine months ended
                              Year ended December 31,             September 30,
                          ----------------------------------  -----------------------
                             1995        1996        1997        1997        1998
                          ----------  ----------  ----------  ----------  -----------
                                                                   (Unaudited)
Increase (Decrease) in
 Cash and Cash
 Equivalents
Cash Flows from
 Operating Activities
 Net earnings...........  $  733,623  $  473,900  $  456,374  $  252,491  $ 2,773,149
 Adjustments to
  reconcile net earnings
  to net cash and cash
  equivalents provided
  by operating
  activities
 Depreciation...........      72,189      84,463     208,643     132,952      261,558
 Deferred tax expense...     321,247     249,462     470,670     154,131    1,774,588
 Loss on abandoned
  property..............      28,880         --          --          --           --
 Gain on sale...........         --          --          --          --    (7,416,666)
 Extraordinary loss.....         --          --          --          --       928,561
 Changes in assets and
  liabilities
  (Increase) decrease in
   accounts receivable..     (90,000)     76,750     (42,516)    (56,542)    (185,997)
  (Increase) decrease in
   other assets.........      (9,380)      6,680     (98,152)    (17,486)    (431,422)
  (Increase) decrease in
   prepaid expenses.....     (12,895)     14,402     (56,309)   (118,028)    (300,187)
  (Decrease) increase in
   accounts payable and
   accrued expenses.....    (109,319)    345,010     195,879     983,458    1,470,576
  Increase (decrease) in
   servicing remittances
   due..................         --          --      101,358     119,418     (101,358)
  Increase (decrease) in
   lease incentives.....         --       72,000     194,630      (9,000)      37,238
  Increase (decrease) in
   current income taxes
   payable/receivable...      47,512    (115,452)   (193,749)        --       (41,878)
                          ----------  ----------  ----------  ----------  -----------
Net Cash and Cash
 Equivalents (Used in)
 Provided by Operating
 Activities.............     981,857   1,207,215   1,236,828   1,441,394   (1,231,838)
                          ----------  ----------  ----------  ----------  -----------
Cash Flows from
 Investing Activities
 Collections applied to
  principal (accretion)
  on finance
  receivables...........     669,770     831,505   2,111,394   1,742,466     (641,238)
 Investment in
  securitization........         --          --          --          --      (343,849)
 Purchases of property
  and equipment.........     (75,051)   (332,152)   (122,668)   (115,119)    (146,861)
 Acquisitions of finance
  receivables...........  (1,179,430) (5,583,130)   (557,498)   (459,450) (26,178,401)
 Proceeds on
  securitization........         --          --          --          --    12,035,685
 Proceeds from
  portfolios sold, net..         --          --          --          --       562,181
 Deferred gain on sale
  of finance
  receivables...........         --      895,449         --          --           --
                          ----------  ----------  ----------  ----------  -----------
Net Cash and Cash
 Equivalents (Used in)
 Provided by Investing
 Activities.............    (584,711) (4,188,328)  1,431,228   1,167,897  (14,712,483)
                          ----------  ----------  ----------  ----------  -----------
Cash Flows from
 Financing Activities
 Proceeds from
  borrowings from
  participants..........     956,563         --          --          --           --
 (Principal payments)
  accrued interest on
  borrowings from
  participants, net.....  (1,086,865)   (863,323)    (32,950)    (12,787)       3,697
 Proceeds from
  subordinated debt.....         --          --          --          --     4,529,614
 Payments on
  subordinated debt.....         --          --          --          --    (4,529,614)
 (Payments on) proceeds
  from notes payable,
  net...................      (3,958)  3,795,585  (1,626,968) (1,165,120)  (2,105,972)
 Payments on capital
  lease obligations.....      (3,747)    (23,748)   (179,497)   (103,105)    (224,139)
 Proceeds from issuance
  of common stock.......         --          --          --          --    27,261,289
 Proceeds from issuance
  of warrants...........         --          --          --          --       409,506
 Common stock purchased
  for benefit plans.....         --          --          --          --      (268,690)
 Deferred costs.........         --          --     (534,700)   (668,988)     (26,421)
                          ----------  ----------  ----------  ----------  -----------
Net Cash and Cash
 Equivalents (Used in)
 Provided by Financing
 Activities.............    (138,007)  2,908,514  (2,374,115) (1,950,000)  25,049,270
                          ----------  ----------  ----------  ----------  -----------
Net Increase (Decrease)
 in Cash and Cash
 Equivalents............     259,139     (72,599)    293,941     659,291    9,104,949
                          ----------  ----------  ----------  ----------  -----------
Cash and Cash
 Equivalents at
 Beginning of Period....     289,095     548,234     475,635     475,635      769,576
                          ----------  ----------  ----------  ----------  -----------
Cash and Cash
 Equivalents at End of
 Period.................  $  548,234  $  475,635  $  769,576  $1,134,926  $ 9,874,525
                          ==========  ==========  ==========  ==========  ===========

        The accompanying notes are an integral part of these statements.

                             CREDITRUST CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

NOTE A--ORGANIZATION AND BUSINESS

   Creditrust Corporation (the "Company"), was incorporated in Maryland on October 17, 1991. The Company purchases, collects and manages defaulted consumer receivables from credit grantors, including banks, finance companies, retail merchants and other service providers. The Company's customers are located throughout the United States. Purchases of receivables are financed by cash from operations, capital raised through stock offerings, loans from third parties and securitizations.

NOTE B--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Basis of Accounting

   The Company's accounts are presented on the accrual basis of accounting in accordance with generally accepted accounting principles.

 Interim Reporting

   The accompanying condensed financial information as of September 30, 1998, and for the nine months ended September 30, 1997 and 1998, including such information included in the notes to the financial statements and disclosures regarding matters occurring after December 31, 1997, is unaudited. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation have been included. Operating results for any interim period are not necessarily indicative of the results for any other interim period or for an entire year.

 Significant Estimates

   In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates.

   Significant estimates have been made by management with respect to the amount of future cash flows of portfolios. Actual results could differ from these estimates making it reasonably possible that a change in these estimates could occur within one year. On a quarterly basis, management reviews the estimate of future collections, and it is reasonably possible that its assessment may change based on actual results and other factors. The change in assessment could be material.

 Cash and Cash Equivalents

   The Company considers all highly liquid securities purchased with a maturity of three months or less to be cash equivalents.

 Finance Receivables/Interest Income

   The Company accounts for its investment in finance receivables on an accrual basis under the guidance of Practice Bulletin 6 "Amortization of Discounts on Certain Acquired Loans" using unique and exclusive static pools. Static pools are established with accounts having similar attributes, usually based on acquisition timing and/or by seller. Once a static pool is established the receivables in the pool are not changed. The discount between the cost of each static pool and the contractual receivable of the accounts in the static pools is not

                             CREDITRUST CORPORATION
recorded since the Company expects to collect a relatively small percentage of each static pool's contractual receivable balance. Each static pool is initially recorded at cost.

   Accrual accounting for each static pool is measured as a unit for the economic life of the static pool (similar to one loan) for recognition of income on finance receivables, or collections applied to principal on finance receivables, and for provision for loss or impairment. The effective interest rate for each static pool is estimated based on the estimated monthly collections over the estimated economic life of each pool, currently five years based on the Company's collection experience. Income on finance receivables is accrued monthly based on each static pool's effective interest rate applied to each static pool's monthly opening carrying value. Monthly collections received for each static pool reduce each static pool's carrying value. To the extent collections exceed the interest accrual, the carrying value is reduced and the reduction is recorded as collections applied to principal. If the accrual is greater than collections, then the carrying value accretes. Accretion arises as a result of collection rates lower in the early months of ownership than the estimated effective yield which reflects collections for the entire economic life of the static pool. Measurement of impairment and any provision for loss is based on each static pool. To the extent the estimated future cash flow, discounted at the estimated yield, increases or decreases, the Company adjusts the yield accordingly. To the extent that the carrying amount of a particular static pool exceeds its fair value, a valuation allowance would be recognized in the amount of such an impairment. The estimated yield for each static pool is based on estimates of future cash flows from collections, and actual cash flows may vary from current estimates.

 Servicing Revenue

   Servicing fees are recognized on securitized receivables under the terms of an indenture and servicing agreement. The Company recognizes as a servicing fee 20% of collections in a securitization. In accordance with the terms of a servicing agreement on a non-securitized portfolio from August 1997 through June 1998, the Company recognized as a servicing fee a predetermined percentage of collections on the related receivables.

 Investments in Debt and Equity Securities

   The Company accounts for investments in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities". As such investments are recorded as either trading, available-for-sale, or held-to-maturity. The Company records its debt securities related to securitizations (see Note D) as available-for-sale. Such securities are recorded at fair value, and unrealized holding gains and losses, net of the related tax effect, are not reflected in earnings but are recorded as a separate component of stockholders' equity until realized. A decline in the value of an available-for-sale security below cost that is deemed other than temporary is charged to earnings and results in the establishment of a new cost basis for the security.

 Deferred Costs

   The Company accounted for expenditures, principally legal and accounting fees in connection with its preparation to sell stock in its initial public offering, as capitalized and deferred until the offering occurred. The costs were netted against the capital raised in the offering.

   The Company accounted for legal and professional fees in connection with its initial securitization efforts as capitalized and deferred until it closed the initial securitization. When a securitization is accounted for as a sale under SFAS No. 125, all transaction costs, including legal and accounting fees, are expensed when the gain on sale is recognized.

   The Company capitalized legal and accounting costs incurred in connection with its placement of senior subordinated notes in 1998. These costs were allocated between the financing costs of the notes and the paid in

                             CREDITRUST CORPORATION
capital of the warrants. The debt financing costs were amortized until the notes were paid off with the proceeds of the initial public offering at which time the balance of deferred costs were expensed and included in the extraordinary loss.

   The Company capitalized legal and accounting costs incurred in connection with its establishment of the warehouse and revolving line of credit facilities in 1998. These costs will be amortized over the terms of these facilities.

 Due to Participants/Interest Expense

   The Company sold rights to a portion of the future proceeds from receivable collections to certain related parties and third parties. The Company accounted for the arrangements as loans. The loans are repaid using only the future collections of the portfolios. The Company has no obligation to repay the loans from funds outside the collections on the portfolios. Using the Company's internally developed cash flow model, future payments on loans were projected. These projections have been utilized to impute an effective interest rate on each loan. Monthly interest expense is calculated based on the imputed rates. The projections of future payments are based on estimates, and ultimate payments may vary from current estimates.

 Depreciation

   Property and equipment, consisting of computer equipment, furniture and fixtures and leasehold improvements, are stated at cost and are depreciated using a straight-line method of depreciation over the lives of the assets, which range from five to seven years. Leasehold improvements are amortized over the shorter of the lease term or estimated useful life. Accelerated methods are used for tax purposes.

 Accounting for Transfers of Financial Assets

   In 1996, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This Statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. These standards are based on consistent application of a financial- components approach that focuses on control. Under this approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. This Statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. The Company adopted SFAS No. 125 for the year ended December 31, 1997. The adoption of SFAS No. 125 did not have a material effect on the 1997 financial statements.

 Reporting Comprehensive Income

   The Financial Accounting Standards Board recently issued Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income," effective for fiscal years beginning after December 15, 1997. This Statement establishes standards for reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general-purpose financial statements. This Statement requires all items required to be recognized under accounting standards as components of comprehensive income, to be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS No. 130 does not require a specific format for that financial statement but requires that an enterprise display an amount representing total comprehensive income for the period in that

                             CREDITRUST CORPORATION
financial statement. The Statement requires that an enterprise classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. Reclassification of financial statements for earlier periods provided for comparative purposes is required. For the years ended December 31, 1995, 1996, and 1997 and the nine months ended September 30, 1998, the Company had no material sources of other comprehensive income.

 Stock Split/Authorization

   On February 19, 1998, the Company effected a 60,000-for-1 stock split of its common stock in the form of a stock dividend. Pursuant to the split, the Company increased the number of shares of common stock authorized for issuance from 1,000 to 20,000,000. The stated par value of each common share was changed from no par to $0.01. In addition, the Company authorized 5,000,000 shares of preferred stock, with a par value of $0.01.

   The accompanying financial statements, including stockholders' equity and per share amounts, give retroactive effect to the stock split.

 Initial Public Offering

   On July 29, 1998, the Company commenced an initial public offering of 2.0 million shares of common stock at an initial public offering price of $15.50 per share. The Company's sole stockholder also sold 500,000 shares of common stock in the offering, which closed on August 3, 1998, and an additional 308,711 shares pursuant to an underwriters' over-allotment option which was subsequently exercised and closed on September 2, 1998. After payment of underwriting discounts and commissions and estimated other offering expenses, the Company received net proceeds of $27.3 million. A portion of these proceeds was used to repay the subordinated notes; of the remaining proceeds, a portion was used to make additional portfolio purchases and the balance was added to working capital.

 Earnings per Share

   In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings per Share" (EPS). The Statement replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the statement of earnings for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS calculation. At December 31, 1997, the Company had no common stock equivalents. As of September 30, 1998, the Company had issued options to purchase 364,516 shares of common stock and warrants to purchase 450,000 shares of common stock. These common stock equivalents did not result in a difference between basic and diluted earnings per share.

                             CREDITRUST CORPORATION

NOTE C--FINANCE RECEIVABLES

   The Company purchases defaulted consumer receivables at a discount from the actual contractual receivable balance. The following summarizes the change in finance receivables as of:

                                        Year Ended
                                       December 31,                 Nine Months Ended
                          ----------------------------------------    September 30,
                              1995          1996          1997            1998
                          ------------  ------------  ------------  -----------------
Balance, at beginning of
 period.................  $  1,342,450  $  1,852,110  $  6,603,735    $  5,049,839
  Purchases of finance
   receivables..........     1,179,430     5,583,130       557,498      26,178,401
  Collections applied to
   principal on finance
   receivables..........      (669,770)     (831,505)   (2,111,394)        641,238
  Securitization of
   finance receivables..           --            --            --      (11,314,974)
                          ------------  ------------  ------------    ------------
Balance, at end of
 period.................  $  1,852,110  $  6,603,735  $  5,049,839    $ 20,554,504
                          ------------  ------------  ------------    ------------
Unrecorded discount
 (unaudited)............  $175,511,601  $426,121,742  $403,307,742    $817,457,708
                          ============  ============  ============    ============

   To the extent that the carrying amount of a static pool exceeds its fair value, a valuation allowance would be recognized in the amount of such impairment. As of December 31, 1995, 1996 and 1997 and September 30, 1997 and 1998, no provision for loss has been recorded.

 Change in Estimate

   The Company monitors its projection models with a view towards enhancing predictability of both the amount and timing of collections. In 1995 and 1996, the principal model relied on the best available information at the time, largely based on the past performance characteristics of the aggregate static pools. After extensive statistical analysis of individual static pool performances in 1997, the Company implemented a refinement in its analysis of projected collections used to compute the effective interest rate for income recognition. The refinement included individual static pool estimates and had the effect of reducing total static pools future projected cash flows. Management believes the change reflects a more predictable and conservative estimate. The total aggregate effect on the specific static pools of the change in estimate was to decrease net earnings for 1997 by approximately $700,000.

NOTE D--INVESTMENT IN SECURITIZATION

   Residual investment in securitization at September 30, 1998 represent $4,654,000 attributable to the Company's initial securitization, (Series 1998-
1) that closed in June 1998 (see Note Q). The residual investment accrues interest at 12% per annum.

NOTE E--FAIR VALUE OF FINANCIAL INSTRUMENTS

   The accompanying financial statements include various estimated fair value information as of December 31, 1995, 1996 and 1997, and as of September 30, 1998 as required by SFAS No. 107, "Disclosures About Fair Value of Financial Instruments." Such information, which pertains to the Company's financial instruments, is based on the requirements set forth in the Statement and does not purport to represent the aggregate net fair value of the Company.

   The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate fair value.

 Cash and Cash Equivalents

   The carrying amount approximates fair value.

                             CREDITRUST CORPORATION

 Accounts Receivable

   Accounts receivable at December 31, 1996 and 1997 and September 30, 1998 includes loans to non-stockholder employees of the Company. The carrying amount of such loans approximates the fair value because of the nature of the transactions and the rates of interest corresponding to quoted market prices available to the Company.

 Finance Receivables

   The Company records finance receivables at cost, which is discounted from the actual principal balance. The fair value of finance receivables was estimated based upon discounted expected cash flows. Finance receivable portfolios are reviewed by management on a quarterly basis to ensure the discount rate reflects management's best estimate of expected future cash flows. The discount rate is based upon an acceptable rate of return adjusted for specific risk factors inherent in each individual finance receivable portfolio. The carrying value of finance receivables approximates fair value at December 31, 1995, 1996 and 1997 and September 30, 1998.

 Investment in Securitizations

   Investment in securitizations is recorded at estimated fair value based on discounted future cash flow.

 Due to Participants

   Due to participants represents loans to the Company from selling the rights to a portion of the future income on certain finance receivable portfolios. The Company accounts for these transactions as loans, imputing the interest rate using the amounts financed and the projected future payments on the debt. At December 31, 1995, 1996, and 1997, the carrying amount of due to participants approximates fair value.

 Notes Payable

   Quoted market prices for the same or similar issues or the current rate offered to the Company for debt of the same remaining maturities are used to estimate the fair value of the Company's notes payable. At December 31, 1996 and 1997, the carrying amount of the notes payable approximates fair value.

NOTE F--PROPERTY AND EQUIPMENT

   Property and equipment consist of the following at:

                                          December 31,
                                  ------------------------------  September 30,
                                    1995      1996       1997         1998
                                  --------  --------  ----------  -------------
   Computer equipment...........  $142,552  $198,710  $  845,215   $1,988,982
   Furniture and fixtures.......   152,565   410,240     855,631      882,905
   Leasehold improvements.......       --     13,145      95,109      108,165
                                  --------  --------  ----------   ----------
                                   295,117   622,095   1,795,955    2,979,552
   Less accumulated depreciation
    and amortization............   (73,805) (153,094)   (361,737)    (623,295)
                                  --------  --------  ----------   ----------
                                  $221,312  $469,001  $1,434,218   $2,356,257
                                  ========  ========  ==========   ==========

                             CREDITRUST CORPORATION

NOTE G--DEFERRED COSTS

   The Company has deferred certain costs related to a securitization, initial public offering, senior subordinated notes placement efforts and establishment of credit facilities. Deferred costs consist of the following at:

                                                      December 31, September 30,
                                                          1997         1998
                                                      ------------ -------------
    Securitization...................................   $331,595     $     --
    Initial public offering..........................    203,105           --
    Senior subordinated notes........................        --            --
    Credit facilities................................        --       561,121
                                                        --------     --------
                                                        $534,700     $561,121
                                                        ========     ========

NOTE H--DUE TO PARTICIPANTS

   The Company periodically finances purchases of finance receivables by selling rights to a portion of the future collections on the receivables. The Company accounts for the arrangements as loans, imputing the interest rate using the amounts financed and the projected future payments on the debt. As of December 31, 1995, 1996 and 1997 and September 30, 1998, the balance due to participants was $947,454, $84,131, $51,181 and $54,878, respectively, which represents the fair value of estimated future payments to participants. Interest expense due to participants was $269,634, $204,448, $20,574, $15,068 and $3,697 for the years ended December 31, 1995, 1996 and 1997 and the nine months ended September 30, 1997 and 1998, respectively.

   Payments to participants are allocated between interest and principal. The interest portion was imputed based upon the initial contributed amount and the portion of the projected future collections on the participant portfolios based upon their participation percentages over a five year term. The difference between the total payment and the imputed interest amount is recorded as a reduction against principal.

NOTE I--ACCOUNTS PAYABLE AND ACCRUED EXPENSES

   Accounts payable and accrued expenses consist of the following at:

                                              December 31,
                                       -------------------------- September 30,
                                         1995     1996     1997       1998
                                       -------- -------- -------- -------------
   Accounts payable..................  $ 43,504 $216,215 $238,684  $  687,200
   Accrued other liabilities.........    22,908   68,425  105,350     789,262
   Accrued salaries, taxes and fringe
    benefits.........................    45,764  172,546  309,031     647,179
                                       -------- -------- --------  ----------
                                       $112,176 $457,186 $653,065  $2,132,641
                                       ======== ======== ========  ==========

NOTE J--NOTES PAYABLE

 Bank Line of Credit

   On September 23, 1996, the Company entered into a credit facility with a commercial bank to provide acquisition financing for finance receivables. As of December 31, 1996 and 1997, the Company had borrowed $3,792,842, and $2,105,972, respectively, net of principal payments made, pursuant to this facility. Each advance was repayable over 24 equal monthly installments. All the advances had final installments due between

                             CREDITRUST CORPORATION

October 1998 and March 1999. Interest was payable monthly at 1% over the bank's prime rate, which was 9.25% at December 31, 1996 and 9.5% at December 31, 1997. The Company had pledged all its receivables, property and intangible assets to secure the facility which was guaranteed by the Company's President. The facility contains certain covenants, the most restrictive of which stipulated a minimum level of net worth, cash flow to current funded debt and a debt service coverage ratio. The Company had complied with all covenants as of December 31, 1996 and 1997. As of December 31, 1996, 1997 and September 30, 1997 and 1998,
interest expense associated with this facility totaled $59,827, $296,189, $239,856 and $68,472, respectively. As of December 31, 1996 there was $207,158 available to the Company under this agreement. There was no credit available under this agreement at December 31, 1997. The facility was retired in June 1998 upon the closing of the initial securitization.

   As of December 31, 1997, required principal payments were as follows:

     1998................. 2,011,838
     1999.................    94,134
                           ---------
                           2,105,972
                           =========

 Warehouse Facility

   In September 1998 the Company established a $30 million revolving warehouse facility for use in acquiring finance receivables. The warehouse facility carries a floating interest rate of 65 basis points over LIBOR with the revolving period expiring in October 2000. The final due date of all payments due under the facility is October 2005. The warehouse facility is secured by a trust estate, primarily consisting of specific consumer receivables to be acquired by the Company and held by a newly formed special purpose financing subsidiary. Generally, the warehouse facility provides 95% of the acquisition costs of receivables purchased with the Company funding the remaining 5% and a one time $900,000 liquidity reserve requirement. As of September 30, 1998 there were no amounts borrowed under the facility. During November 1998, the Company borrowed approximately $15.5 million under this facility, which was repaid in December 1998.

 Revolving Line of Credit

   In October 1998, the Company entered into a $20 million revolving line of credit with a commercial lender to provide receivables financing. The facility has a term of three years during which time the Company may borrow and repay funds to purchase receivables at 80% of acquisition cost. Interest is based on prime plus 0.5% or LIBOR plus 2.5% at the option of the Company on each advance. The facility is secured by any receivables purchased under the facility and substantially all of the Company's other assets. The facility contains certain covenants, the most restrictive of which is a minimum level of net worth. During the fourth quarter of 1998, the Company borrowed approximately $9.2 million under this facility, of which $2.4 million was subsequently repaid.

NOTE K--SUBORDINATED NOTES AND EXTRAORDINARY LOSS

   In April 1998, the Company sold $5.0 million aggregate principal amount of subordinated notes, together with common stock purchase warrants exercisable for an aggregate of 450,000 shares of the Company's common stock. Each of the 50 units was sold for $100,000 principal amount for the note and a warrant exercisable for 9,000 shares. The exercise price is $12.00 per share for 396,000 of the warrants and $15.50 for 54,000 of the warrants. Upon the closing of the initial public offering in August 1998, the notes plus accrued interest at 10% per annum were repaid.

   The Company recorded the fair value of the subordinated notes at $4.5 million and recorded as paid-in capital the remaining consideration of $410,000 net of offering expenses attributable to the fair value of the

                             CREDITRUST CORPORATION
warrants. The effective interest rate on the subordinated notes based on this allocation is 12.8%. The Company repaid the subordinated notes at $5.0 million plus accrued interest. This resulted in the Company recording an extraordinary charge for the early repayment of indebtedness which, including debt issuance costs, resulted in an extraordinary charge in August 1998 of $566,000 after-tax, net of amortization of financing costs and original issue discount expensed between April 2, 1998 and the date of pay-off.

NOTE L--CAPITALIZED LEASE OBLIGATIONS

   The Company has entered into capital lease obligations to finance the purchase of computer equipment and furniture. The terms of these leases range from 36 to 48 months. The balance due on the leases was $61,749, $40,744, $972,342 and $1,784,939 as of December 31, 1995, 1996 and 1997 and September
30, 1998, respectively. Interest rates range from 7% to 12.7%; and interest expense was $739, $3,629, $60,647, $36,189 and $87,067 in 1995, 1996 and 1997
and the nine months ended September 30, 1997 and 1998, respectively.

   As of December 31, 1997, future minimum annual lease payments under capital leases together with their present value were as follows:

     Year ending December 31,
     ------------------------
     1998........................................................... $  325,324
     1999...........................................................    305,534
     2000...........................................................    305,534
     2001...........................................................    239,307
                                                                     ----------
     Total minimum lease payments...................................  1,175,699
     Amount representing interest...................................   (203,357)
                                                                     ----------
     Present value of minimum lease payments........................ $  972,342
                                                                     ==========

NOTE M--INCOME TAXES

   Deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities, following the guidance of SFAS No. 109, "Accounting for Income Taxes." These differences primarily result from the use of the cost recovery method of accounting for finance receivables for income tax purposes versus the effective interest rate method for financial reporting purposes.

   The provision for income taxes consists of the following for the years ended December 31:

                                                      1995     1996     1997
                                                    -------- -------- ---------
     Current expense (refund)
       Federal..................................... $115,811 $ 52,794 $(161,050)
       State.......................................   25,701   13,443   (39,113)
                                                    -------- -------- ---------
                                                     141,512   66,237  (200,163)
     Deferred
       Federal.....................................  263,020  204,246   346,519
       State.......................................   58,227   45,216    78,919
                                                    -------- -------- ---------
                                                     321,247  249,462   425,438
                                                    -------- -------- ---------
     Total......................................... $462,759 $315,699 $ 225,275
                                                    ======== ======== =========

                             CREDITRUST CORPORATION

   The net deferred tax liability consists of the following as of December 31:

                                                   1995      1996       1997
                                                 -------- ---------- ----------
   Deferred tax assets
     Due to/from participants................... $323,714 $   29,213 $    7,378
     Deferred income............................      --     345,822    345,822
     Net operating loss carryforward............      --         --     230,674
     Other......................................   43,534     71,340    147,308
                                                 -------- ---------- ----------
   Gross deferred tax assets....................  367,248    446,375    731,182
   Deferred tax liabilities
     Finance receivables........................  712,430  1,026,765  1,733,864
     Other......................................   28,533     42,787     91,164
                                                 -------- ---------- ----------
   Gross deferred tax liabilities...............  740,963  1,069,552  1,825,028
                                                 -------- ---------- ----------
   Net deferred tax liability................... $373,715 $  623,177 $1,093,846
                                                 ======== ========== ==========

   The differences between the total income tax expense and the income tax expense computed using the federal income tax rate were as follows for the years ended December 31:

                                                    1995      1996     1997
                                                 ---------- -------- --------
   Pretax income................................ $1,196,382 $789,599 $681,649
                                                 ---------- -------- --------
   Computed federal income taxes at 34%.........    406,770  268,464  231,761
   Computed state income taxes, net of federal
    benefits....................................     55,272   36,479   31,492
   Permanent differences........................        717   10,756    7,366
   Other adjustments............................        --       --   (45,344)
                                                 ---------- -------- --------
   Income tax expense........................... $  462,759 $315,699 $225,275
                                                 ========== ======== ========

   The permanent differences are primarily due to contributions, penalties, and meals and entertainment expenses that are not deductible for income tax purposes. Other adjustments include the 1997 adjustments to the deferred tax liability. The 1997 adjustment to the deferred tax liability is due to the Company's current year analysis of its 1996 and prior tax returns compared to the respective deferred tax liabilities. The Company's analysis resulted in 1996 and prior differences which were adjusted through the 1997 deferred tax liability. In 1997, the Company generated a net operating loss of approximately $1,114,000 for tax purposes, of which approximately $517,000 will be carried back to prior years resulting in a refund of approximately $200,000. The remaining tax loss of approximately $597,000 is available to offset future taxable earnings of the Company and expires on December 31, 2012.

NOTE N--DEFERRED INCOME

   Occasionally, the Company purchases portfolios with commitments from a third party to purchase a portion of the newly acquired portfolio. During 1996, a complaint was filed against the Company by a buyer. On June 16, 1997, management settled the litigation which resulted in the complaint being dismissed, and the Company repurchased the portfolio for $1,037,819, as adjusted for collections until execution of the repurchase. As a result, management has deferred the gain on the transaction totaling $895,449.

   On February 9, 1998, the Company purchased the portfolio that was the subject of the deferral of income in 1996 for $1,037,819, and immediately resold the portfolio for $800,000 to an unrelated major credit card

                             CREDITRUST CORPORATION
issuer. Consequently, in the first quarter of 1998, the Company recorded a gain on sale net of taxes on the resale and recognition of previously deferred income as follows:

     Proceeds from resale.......................................... $   800,000
     Deferred income recognized....................................     895,449
     Cost of portfolio.............................................  (1,037,819)
                                                                    -----------
     Gain on sale..................................................     657,630
     Deferred taxes................................................    (253,976)
                                                                    -----------
     Gain on sale after taxes...................................... $   403,654
                                                                    ===========

NOTE O--COMMITMENTS AND CONTINGENCIES

 Leases

   The Company's former headquarters was leased until December 31, 1996. Rent expense under this lease for the years ended December 31, 1995 and 1996, was $131,275 and $120,983, respectively.

   In January 1996, the Company entered into an agreement to lease a new headquarters and collection facility to accommodate future expansion. The lease commenced on May 1, 1996. The lease also provided reimbursement to the Company of $10,000 per month to cover rent expense at the former headquarters from the date of occupancy through December 31, 1996, which totaled $80,000 for the year. The Company recorded this amount as a lease incentive and is amortizing it straight-line over the term of the new lease. Rent expense for this lease for the years ended December 31, 1996 and 1997 and the nine months ended September 30, 1997 and 1998, net of the offset amortized, was $140,027, $210,040, $159,247 and $191,143, respectively. In October 1998, the Company amended this lease to expand the leased space in return for additional monthly rent.

   In September 1997, the Company entered into an agreement to lease additional office space for its operations center to accommodate future expansion. The lease required no payments for the first six months. The Company recorded the free rent period as a lease incentive and is amortizing it straight-line over the term of the lease. The Company issued a $250,000 letter of credit as a deposit on the lease. This letter of credit was cancelled under the lease terms in September 1998. Rent expense for this lease for 1997 was $331,932 including $204,541 of accrued lease incentive. Rent expense for this lease for the nine months ended September 30, 1997 and 1998 was $232,438 and $304,625, respectively, including $8,799 of additional accrued lease incentive in 1998.

   Future minimum operating lease commitments, net of reimbursements, are as follows:

     Year ending December 31,
     ------------------------
     1998.......................................................... $  641,229
     1999..........................................................    667,953
     2000..........................................................    695,948
     2001..........................................................    725,219
     2002..........................................................    756,127
                                                                    ----------
                                                                    $3,486,476
                                                                    ==========

 Litigation

   The Company is involved in various litigation incurred in the ordinary course of business. Management believes these items, individually or in aggregate, will not have a material, adverse impact on the Company.

                             CREDITRUST CORPORATION

 Forward Flow Agreements

   Beginning in September 1998, the Company entered into multiple forward flow agreements with certain financial institutions which obligate the Company to purchase, on a monthly basis, portfolios of charged-off receivables meeting certain criteria. The monthly obligations, in aggregate, range from a maximum of approximately $13.0 million at January 1999 to a minimum of approximately $1.0 million at December 2000.

NOTE P--SERVICING REVENUE

   In June 1997, the Company arranged for a commercial bank to acquire, under an exclusive purchasing agent agreement, a portfolio of approximately $737 million of charged-off balances of Visa and MasterCard accounts originated by a major money center bank. In August 1997, the Company closed the acquisition for the bank and acquired the exclusive rights to the servicing, re-marketing and securitization of, and a majority interest in the underlying recoverable value of the portfolio. Under the contract, the Company received servicing fees of 85% of net collections through February 1998, followed by 60% of collections until the bank received a required amount under the contract. The Company securitized the portfolio in June 1998 and will not receive servicing fees on the same terms (see Note Q).

NOTE Q--GAIN ON SALE AND SECURITIZATIONS

   In June 1998, a special-purpose finance company formed by the Company issued, through a trust created under an indenture and servicing agreement with an independent trustee, $14.5 million principal amount of 6.43% Creditrust Receivables--Backed Notes, Series 1998-1. The securitization notes are secured by a trust estate, consisting of, among other things, consumer receivables previously owned by the Company with a carrying value as of June 1998 of approximately $4.8 million and all of the serviced receivables. The company purchased the serviced receivables included in the securitization for $6.5 million. After payment of the purchase price of the serviced receivables, retirement of the Company's credit facility (see Note J), and payment of transaction costs, the Company received cash of $5.8 million and recognized gain on sale of $6.0 million and recorded a residual investment in securitization of $4.6 million. The Company will receive a servicing fee of 20% of the collections of the receivables in the securitization, and will be entitled to all future recoveries on these receivables above the debt service on the securitization notes and trustee and other fees. To the extent that the Company determines in the future that collections will be less than the carrying value of the residual, the Company would be required to record an impairment charge. Payment of principal and interest on the securitization notes is insured by a financial guaranty and has a "AA" rating from Standard & Poor's Corporation.

NOTE R--GAIN ON SALE ON FINANCE RECEIVABLES

   The Company sold miscellaneous finance receivables in July 1998 for $800,000 to a major credit card issuer. The finance receivables sold were fully amortized, resulting in a gain on sale of $800,000.

NOTE S--RELATED PARTY TRANSACTIONS

   The Company remitted payments on loans due participants (including interest) of approximately $416,000, $743,000, $58,000, $45,000 and $0 to related parties during the years ended December 31, 1995, 1996 and 1997 and the nine months ended September 30, 1997 and 1998, respectively.

   Additionally, included in accounts receivable are amounts due from non-stockholder employees of $13,250, $55,766, $69,792 and $15,000 as of December 31, 1996, 1997, September 30, 1997 and 1998, respectively.

   The Company also remitted a payment of $66,329 to a non-stockholder related party as a finder's fee in connection with the servicing contract during the year ended December 31, 1997.

                             CREDITRUST CORPORATION

NOTE T--BENEFIT PLANS

 Retirement Plan

   The Company has a profit-sharing retirement plan which conforms to the provisions of Section 401(a) of the Internal Revenue Code. The plan covers all full-time employees after one year of service and allows employees voluntarily to defer a certain percentage of their income through contributions to the plan. The Company matches up to 25% of the first 10% of an employee's deferral. For the years ended December 31, 1995, 1996 and 1997 and for the nine months ended September 30, 1997 and 1998, the Company's contribution was $5,203, $4,379, $3,168, $2,376 and $2,010, respectively.

 Employee Stock Purchase Plan

   In conjunction with the initial public offering, the Company reserved a total of 100,000 shares of common stock for issuance pursuant to the 1998 Creditrust Employee Stock Purchase Plan. The plan is administered by the Board of Directors and is open to all eligible employees, who can purchase shares at a 15% discount to the fair market value subject to certain annual limitations. As permitted by Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," the Company will account for stock-based compensation on the intrinsic value-based method of Accounting Principles Board Opinion No. 25 (APB 25). As the plan is non-compensatory in nature, no compensation expense will be recorded for stock purchased pursuant to the plan.

 Stock Incentive Plan

   In conjunction with the initial public offering, the Company reserved a total of 800,000 shares of common stock for issuance pursuant to the 1998 Creditrust Stock Incentive Plan. The plan is administered by the Board of Directors and provides for the grant of stock options and other stock grants to directors and to all eligible employees of the Company, including executive officers and directors. Options granted under the plan are granted on such terms and at such prices as determined by the Board of Directors, except the per share exercise price may not be less than the fair market value of the common stock on the date of the grant. The Board of Directors has the authority to amend or terminate the plan, provided no such amendment or termination adversely affects the rights of any holder of any outstanding option without the written consent of such holder. Options to purchase 364,516 shares of common stock at an exercise price of $15.50 per share were issued to certain executive employees and a director upon the closing of the initial public offering in August 1998.

 Directors Compensation Plan

   In August 1998, pursuant to the directors compensation plan, the Company purchased 2,580 shares of common stock in the open market for its outside directors for $44,000.

NOTE U--SUPPLEMENTAL CASH FLOWS INFORMATION

 Supplemental Disclosures of Cash Flow Information

   The Company paid the following amounts for interest and income taxes during the period ended:

                                           December 31,          September 30,
                                    -------------------------- -----------------
                                      1995     1996     1997     1997     1998
                                    -------- -------- -------- -------- --------
   Interest........................ $269,634 $287,530 $377,410 $318,325 $382,571
                                    -------- -------- -------- -------- --------
   Income taxes.................... $ 94,000 $181,681 $  8,000 $    --  $    --
                                    -------- -------- -------- -------- --------

                             CREDITRUST CORPORATION

 Supplemental Disclosures of Non-cash Investing and Financing Activities

   The Company financed the following purchases of property and equipment with capitalized lease obligations during the period ended:

                                        December 31,          September 30,
                                   ----------------------- -------------------
                                    1995   1996    1997      1997      1998
                                   ------- ---- ---------- -------- ----------
   Equipment and furniture pur-
    chases.......................  $64,081 $--  $1,051,193 $885,678 $1,036,736
                                   ------- ---- ---------- -------- ----------

   The Company recorded an investment in a securitization with a carrying value as follows for the period ended:

                                        December 31,          September 30,
                                   ----------------------- -------------------
                                    1995   1996    1997      1997      1998
                                   ------- ---- ---------- -------- ----------
   Investment in Securitization..      --   --         --       --  $4,309,764
                                   ------- ---- ---------- -------- ----------

NOTE V--SUBSEQUENT EVENTS (UNAUDITED)

 Securitization

   On December 29, 1998, the Company closed its second securitization and through a special-purpose, wholly-owned subsidiary issued $27,500,000 in bonds backed by certain finance receivables. The transaction qualifies under SFAS 125 as a sale and the Company recorded approximately $11.0 million gain on sale in December 1998, derecognized the receivables with a carrying value of approximately $28.6 million, and recorded a residual investment in securitization of approximately $14.4 million.

 Facility Lease

   In January 1999 the Company entered into a facility lease agreement for a satellite operations center. The lease begins in February 1999 and expires in January 2003. The Company has an option to terminate the lease after twenty-four months, or anytime thereafter, with three months prior notice.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------





                                 450,000 Shares

                                  Common Stock

                               ----------------

                                   PROSPECTUS

                                January 29, 1999

                               ----------------





--------------------------------------------------------------------------------
--------------------------------------------------------------------------------